ANNUAL REPORT 2008

First Capital Bancorp, Inc.


First Capital Bank

...Where People Matter

First Capital Bancorp, Inc.

First Capital Bank focuses its business on serving the financial needs of local businesses, professionals and consumers. Since 1998, we have been dedicated to offering custom-crafted solutions to our customers. Our simple philosophy "Where People Matter" drives everything we do.

We believe that our clients deserve an experienced, knowledgeable financial partner who can provide creative banking solutions, and not just off the shelf commodity products. That's why we've built a team of banking professionals, who together have over 200 years of banking experience in the Richmond area. So whether you're a business owner, homeowner, executive or professional, we have the services that fit your needs.

...Where People Matter


First Capital Bank

Dear First Capital Bancorp, Inc. Shareholders and Friends...



On behalf of the Board of Directors, Advisory Boards and your dedicated team of First Capital Bank associates, we would like to present First Capital Bancorp, Inc.'s 2008 Annual Report. This was an unprecedented year for our industry and one in which your company's primary focus was maintaining the strength of its balance sheet and capital position for the future.

For the year ended December 31, 2008, First Capital Bancorp, Inc. reported net income of $170 Thousand or 6 cents per share, as compared to $1.7 Million or 72 cents per share, for the year ended December 31, 2007. This was due primarily to a significant increase in the allowance for loan losses. The provision for loan loss was $2.9 Million for the year ended December 31, 2008 compared to $676 Thousand for the year ended December 31, 2007. This resulted in a year end loan loss provision of $5.1 Million. In addition, the Prime Rate dropped 400 basis points in 2008 and triggered significant reductions in net interest margins that our company is aggressively responding to through offsetting reductions in funding costs.

The deterioration in the national economy has taken its toll in our market, particularly the local real estate market, which in turn took an increasing toll on our real estate loan portfolio. This has resulted in higher, but manageable, levels of non performing assets resulting in increasing provision for loan losses.

While year to date net loans charge-off total $353 Thousand or .09% of the loan portfolio, we continue to be concerned with the state of the local economy and the pressure it puts on our customer base, therefore we believe this level of loan loss reserves is prudent in light of the times.

Total assets grew by $79.7 Million over the same period last year to $431.6 Million, an increase of 22.7%. Net loans grew $73.2 Million to $367.4 Million, an increase of 24.9% over the previous year. Deposits grew to $334.3 Million, an increase of 31.0% over the previous year. The Company continues to operate in an active marketplace and has been successful in improving its market share, enjoying double-digit growth each year since its inception in 1998. The growth over the past several years confirms the Company's ability to efficiently utilize its platform while expanding our banking franchise.

Net interest income after provision for loan losses for the year ended December 31, 2008, increased to $11.0 Million, an increase of 12.8% over 2007 results. This increase was due to sound loan growth in an environment where the industry as a whole was battling a third year of significant interest margin compression. Non-interest expense increased 17.9% in 2008 primarily due to growth of the Bank franchise, including the opening of a new branch office in Bon Air this past summer and our new branch at WestMark, which replaced our original Broad Street branch. In addition, this was the Bank's first full year of a branch operation at The James Center in Richmond's downtown financial district. In 2007, the Company was successful in attracting two top performing bankers to join its senior management team — Richard McNeil, heading up the Private Client Group, and Del Ward, leading the Business Banking Group. First Capital Bank continues to differentiate itself within the marketplace by housing commercial lenders throughout our branch franchise, and is actively seeking to expand its presence in markets served by its Private Client Group.

First Capital Bancorp, Inc. stock closed at $6.43 per share at year-end, as compared to $11.55 per share a year earlier. The Company's stock performance was unfortunately characteristic of that of the financial services industry in response to the sub-prime mortgage crisis. However, First Capital Bankcorp, Inc. does not have any sub-prime mortgage loans or investments on its balance sheet. The Company remains "well capitalized" by regulatory standards and had a very successful capital offering in 2007 to support continued asset and earnings growth. As a result, First Capital Bancorp, Inc. is very well poised to continue to grow our franchise, remain focused on earnings growth and capitalize efficiencies within our platform in a market that will naturally drive an element of "internalization" as companies adjust to a declining real estate market, resulting asset quality concerns and compressed interest rate margins.

In October of this year, John Presley joined our team as Managing Director and CEO of First Capital Bancorp. John was previously the president and CEO of First Market Bank here in Richmond as well as the Chief Financial Officer at National Commerce Financial and Marshall & Ilsley Corporation. We believe that John's experience with larger organizations and the Richmond community will be beneficial as he partners with Bob Watts, President and CEO of First Capital Bank to lead our company into the future.

In summary, 2008 was a challenging year for First Capital Bancorp, Inc. and the industry. However, in light of those challenges the company experienced significant growth. Asset quality remained sound considering the current environment. Our associates continue to have high morale and the company enjoys an employee turnover ratio that is well below industry standards. We opened another highly visible branch, broadened our senior management team, and maintained strong capital levels to support dealing with this environment and potential growth of the company. While the banking industry as a whole dealt with the changing dynamics of the real estate market and significant compression in net interest margin, First Capital Bancorp, Inc. was fortunate to report positive net income in 2008.

We hope that you concur that the company's performance in 2008 was a reflection of the current economic conditions and that the company is well positioned for the future. Your First Capital Bancorp, Inc. team is highly committed to continued success and is focused on further promoting the company's franchise while driving shareholder value. We'll continue to strategically open new offices in Central Virginia (including a Mechanicsville branch in the fall of 2009), remain true to our commitment to strong asset quality, constantly seek new business opportunities and strive to deliver a superior banking experience within the communities we serve. As always, we remain steadfast to the one simple principle that drives the company's financial decisions, customer service, shareholder value and employee relations . . .

. . . people matter!

With warmest regards,

Bob Watts	John Presley	Grant S. Grayson
President	*CEO*	*Chairman*
First Capital Bancorp	*First Capital Bancorp*	
President and CEO		
First Capital Bank		

First Capital Bancorp Selected Historical Financial Information

	2008	2007	2006
	(in thousands, except per share amounts)		
Income Statement Data			
Interest income	$24,044	$20,356	$15,263
Interest expense	12,996	10,563	7,691
Net interest income	11,048	9,793	7,572
Provision for loan losses	2,924	676	404
Net interest income after provision for loan losses	8,124	9,117	7,168
Noninterest income	744	809	465
Noninterest expense	8,560	7,259	5,261
Income before income taxes	308	2,667	2,372
Income tax expense	138	925	801
Net income	$170	$1,742	$1,571
Per Share Data[1]			
Basic earnings per share	$0.06	$0.72	$0.87
Diluted earnings per share	0.06	0.71	0.83
Book value per share	11.92	11.73	8.72
Balance Sheet Data			
Assets	$431,553	$351,867	$257,241
Gross loans, net of unearned income	367,440	296,723	201,585
Deposits	334,300	255,108	194,302
Shareholders' equity	35,420	34,859	15,659
Average shares outstanding, basic	2,971	2,414	1,796
Average shares outstanding, diluted	2,984	2,469	1,889
Selected Performance Ratios			
Return on average assets	0.04%	0.61%	0.69%
Return on average equity	0.49	6.80	10.74
Efficiency ratio	72.60	68.47	65.46
Net interest margin	2.89	3.54	3.41
Equity to assets	8.21	9.91	6.09
Tier 1 risk-based capital ratio	10.62	12.98	10.39
Total risk-based capital ratio	12.41	14.44	12.28
Leverage ratio	9.62	12.50	8.80
Asset Quality Ratios			
Non-performing loans to period-end loans	1.18%	0.02%	0.06%
Non-performing assets to total assets	1.52	0.01	0.05
Net loan charge-offs (recoveries) to average loans	0.10	0.01	0.02
Allowance for loan losses to loans outstanding at end of period	1.36	0.84	0.91

[1] *All per share data has been restated to reflect a three for two stock split on December 28, 2005.*

Board of Directors



Name	Principal Occupation
Seated right to left:	
Grant S. Grayson	Partner in the law firm of Cantor Arkema, P. C.
John Presley	Managing Director and CEO, First Capital Bancorp.
Robert G. Watts, Jr.	President and CEO, First Capital Bank.
Richard W. Wright	Investor and Former Chairman, James River Group, an Insurance Holding Company.
Standing right to left:	
Gerald Yospin	Partner, Triangle Development Group, Richmond.
Joseph C. Stiles, Jr.	Owner, Luck Chevrolet, Inc., an automobile dealership.
Jay M. Weinberg	Chairman Emeritus of the law firm of Hirschler Fleischer.
Debra L. Richardson	President and Owner of Business and Healthcare Solutions, PLC, which specializes in financial strategies for business and healthcare providers.
P.C. Amin	President of Shamin, Inc.
Yancey S. Jones	President and CEO, The Supply Room Companies, Inc./Mega Office Furniture.
Dr. Kamlesh N. Dave	Cardiologist and Former Chief of Staff of the Southside Regional Medical Center.
Gerald Blake	Owner, Exit First Realty.

The Team at First Capital

We are proud of the excellent service we offer to each and every person who comes through our doors. Listed below are the First Capital Bank team members who make that service possible and deliver it with enthusiastic professionalism every day.

Beth Adam, *Branch Manager*
Carol Adkins, *Assistant Branch Manager*
Barry Almond, *SVP/Sr. Retail Banking Leader*
Luci Armistead-Jones, *Loan Operations Specialist*
Rochelle Bauserman, *Vault Teller*
Diane Bell, *Teller*
Bill Bien, *SVP/Sr. Lending Officer*
Suzi Breen, *Teller*
Carol Brickey, *AVP/Human Resources Director*
Lindsay Brown, *Customer Service Rep./Float Team*
Karen Caruthers, *Vault Teller*
Barbara Caspero, *Portfolio Manager*
Dennis Coward, *Courier*
Patty Cuccia, *SVP/Operations*
Kimberley Davis, *Sr. Real Estate Loan Administrator*
Cris Dudding, *Operations Wire Assistant*
Melissia Eck, *Branch Manager*
Sara Everett, *Vault Teller*
Donna Everhart, *Teller*
Lisa Farwell, *AVP/Branch Manager*
Don Garber, *Consultant*
Ashley Guyton, *Teller*
Desiree Harlow, *Assistant Branch Manager*
Citirah Harris, *Loan Support Specialist*
Nicky Harris, *AVP/Loan Underwriting Sup. Specialist*
Kyle Hendricks, *VP/Commercial Lending Officer*
Margaret Hernandez, *AVP/Private Banker*
Brad Hildebrandt, *EVP/Sr. Credit Officer*
Christy Horton, *Mortgage Loan Processor*
Synda Humphreys, *Customer Service Rep.*
Marie Kennison, *Teller*
Jackie King, *Customer Service Rep./Float Team*
Danielle Knightly, *Assistant Branch Manager*
Brian Lange, *AVP/Branch Manager*
Steve Lewis, *VP/Director of IT*
Melissa Lynch, *Customer Service Rep./Float Team*
Kathy Martin, *Assistant Branch Manager*
Laura McCombs, *VP/Commercial Lending Officer*
Missy McGhee, *Assistant Branch Manager*
Richard McNeil, *SVP/Private Client Group Leader*
Jerry Meek, *Courier*
Michael Mercatante, *AVP/Security & BSA Officer*
Michelle Mickle, *Loan Operations Specialist*
Jo Ann Mills, *Vault Teller*
Anh Nguyen, *Operations Specialist*
Beth Nilles, *VP/Lending Administration*
Ashley Nuttle, *Assistant Branch Manager*
Beth O'Donnell, *Branch Manager*
Helen Osegueda, *Customer Service Rep./Float Team*
Jamie Palmore, *Operations Posting Clerk*
Karen Plummer, *Branch Manager*
John Presley, *Managing Director & CEO*
Shelley Putney, *Treasury Mgmt. & Dep. Serv. Officer*
Will Ranson, *SVP/Chief Financial Officer*
Stacy Ray, *Senior Loan Support Specialist*
Peggy Robbins, *Float Team Manager*
Darlene Rodriguez, *Teller*
Teresa Salvia, *Real Estate Loan Administrator*
Ray Santelli, *FVP/Commercial Lending Officer*
Terri Santora, *Retail Banking Center Liaison*
Jeane Schall, *Sr. Management Assistant/Receptionist*
Jessica Scimone, *Assistant Branch Manager*
Jim Sedlar, *SVP/A&D and Construction Lending*
Nikki Shibley, Teller
Suzanne Shulman, *Vault Teller*
Ashley Smith, *Loan Underwriting Sup. Specialist*
Trudy Smith, *Loan Support Specialist*
Daily Stern, *Loan Review Specialist*
Zenola Studwood, *Teller*
Ann Terry, *Teller*
Marnie Triscari, *Branch Manager*
Kate Wagner, *SVP/Chief Operating Officer*
Monica Walsh, *Mortgage Team Leader*
Del Ward, *SVP/Business Banking Team Leader*
Kendra Washman, *Portfolio Manager*
Bob Watts, *CEO/President*
Heather Wilson, *Vault Teller*



First Capital Bancorp, Inc.

...Where People Matter



Synda Humphreys



Donna Everhart



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 001-33543

FIRST CAPITAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of Incorporation or organization)	**11-3782033** (I.R.S. Employer Identification No.)
4222 Cox Road, Suite 200 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804)-273-1160**

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Act:

Common Stock, $4.00 par value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days [x] Yes [ ] No

Check if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. The aggregate market value of the voting stock held by non-affiliates computed based on a sale price of $6.00 for the Bank's common stock on March 27, 2009 is approximately $14,533,000.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 2,971,171 Shares of Common Stock, $4.00 par value

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the Annual Meeting of Stockholders (Part III)

Transitional Small Business Disclosure Format (Check One): Yes[ ] No [x]

FIRST CAPITAL BANCORP, INC.

FORM 10-K

Fiscal Year Ended December 31, 2008

TABLE OF CONTENTS

PART I			
	Item 1.	Business	5
	Item 2.	Properties	21
	Item 3.	Legal Proceedings	22
	Item 4.	Submission or Matters to a Vote of Security Holders	22
PART II			
	Item 5.	Market for Common Equity and Related Stockholder Matters	22
	Item 6.	Selected Financial Data	24
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
	Item 8.	Financial Statements	42
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	42
	Item 9A.	Controls and Procedures	42
	Item 9B	Other Information	42
PART III			
	Item 10.	Directors and Executive Officers of the Registrant	43
	Item 11.	Executive Compensation	43
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	43
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	43
	Item 14.	Principal Accountant Fees and Services	44
PART IV			
	Item 15.	Exhibits	44

SIGNATURES 49

EXHIBITS

PART I

Company

First Capital Bancorp, Inc. is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank, which opened for business in 1998.

We emphasize personalized service, access to decision makers and a quick turn around time on lending decisions. Our slogan is "Where People Matter." We have a management team, officers and other employees with extensive experience in our primary market which is the Richmond, Virginia metropolitan area. We strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to those offered by larger banks in our market area.

First Capital Bank operates seven full service branch offices (alternatively referred to herein as "branches" and "offices"), throughout the greater Richmond metropolitan area. Our bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees and the professional community.

We continued to experience growth in assets during 2008. As of December 31, 2008, we had assets of $431.6 million, a $79.7 million, or 22.7%, increase from December 31, 2007. The severe economic conditions in the real estate market in 2008 significantly affected our profitability as we made significant additions to our allowance for loan losses during the year. For 2008, our net income was $170 thousand compared to net income for 2007 of $1.7 million. Our earnings per diluted share for 2008 were $0.06 compared to $0.71 and $0.83 for 2007 and 2006, respectively. The continued deterioration of the real estate market, unemployment and the difficulties of the financial sector will continue to adversely affect our profitability.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain information contained in this Report on Form 10-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- our ability to continue to attract low cost core deposits to fund asset growth;
- changes in interest rates and interest rate policies and the successful management of interest rate risk;
- maintaining cost controls and asset quality as we open or acquire new locations;
- maintaining capital levels adequate to support our growth and operations;
- changes in general economic and business conditions in our market area;

- reliance on our management team, including our ability to attract and retain key personnel;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior;
- changes in banking and other laws and regulations applicable to us; and
- other factors described in "Risk Factors" above.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 1. BUSINESS

General

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange that was effective on September 8, 2006, we became a bank holding company. We conduct our primary operations through our wholly owned subsidiary, First Capital Bank, which is chartered under Virginia law. We have one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware Business Trust that we formed in connection with the issuance of trust preferred debt in September, 2006.

Our principal executive offices are located at 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060, and our telephone number is (804) 273-1160. We maintain a website at www.1capitalbank.com.

First Capital Bank, a Virginia banking corporation headquartered in Glen Allen, Virginia, was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1997. The bank is a member of the Federal Reserve System and began banking operations in late 1998. The bank is a community oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals located in its market area. This market area consists of the Richmond, Virginia metropolitan area, with a current emphasis on western Henrico County, Chesterfield County, the City of Richmond, the Town of Ashland, and the surrounding vicinity. The bank's goal is to provide its customers with high quality, responsive and technologically advanced banking services. In addition, the bank strives to develop personal, knowledgeable relationships with its customers, while at the same time it offers products comparable to those offered by larger banks in its market area. We believe that the marketing of customized banking services has enabled the bank to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The bank currently conducts business from its executive offices and seven branch locations. See "Item 2 – Description of Property".

Products and Services

We offer a full range of deposit services that are typically available in most banks including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

We also offer a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured (and unsecured loans) for financing automobiles, home improvements, education and personal investments. Additionally, we originate fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services we offer include safe deposit boxes, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts, selected on-line banking services and a small and medium-sized businesses courier service. We also have become associated with a shared network of automated teller machines (ATMs) that may be used by our customers throughout Virginia and other states located in the Mid-Atlantic region.

Our Market Area

Our primary market is the Richmond, Virginia metropolitan area, which includes Chesterfield County, Henrico County, Hanover County, the Town of Ashland and the City of Richmond. Richmond is the capital of Virginia. All of our branches are located in the Richmond metropolitan area. The Richmond metropolitan area is the third-largest metropolitan area in Virginia and is one of the state's top growth markets based on population and median household income.

Our market area has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market area that prefers doing business with a local institution. We seek to fill this banking need by offering timely personalized service, while making it more convenient by continuing to build our branch network throughout the Richmond metropolitan area where our customers live and work. To that end, in 2002, we initiated a branching strategy to better ensure that our branch network covers more of the markets in which our customers live and conduct business. We have made significant investments in our infrastructure and believe our current operating platform is sufficient to support a substantially larger banking institution without incurring meaningful additional expenses.

Employees

As of March 25, 2009, we had a total of 77 full time equivalent employees. We consider relations with our employees to be excellent. Our employees are not represented by a collective bargaining unit.

Economy

The current economic recession, which economists suggest began in late 2007, became a major recognizable force in the late summer or early fall of 2008 in the United States and locally. Since then, the stock markets have dropped sharply, foreclosures have increased dramatically, unemployment has risen significantly, the capital and liquidity of financial institutions have been severely challenged and credit markets have been greatly reduced. In the U.S., the government has provided support for financial institutions in order to strengthen capital, increase liquidity and ease the credit markets.

Competition

We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond metropolitan area and elsewhere. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over us in providing certain services.

Our primary market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks, that we are not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area have access to borrowed funds at lower cost than the funds that are presently available to us. Deposit competition among institutions in the market area also is strong. Competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Bank ("FRB"). The FRB implements national monetary policy by its open market operations in United States Government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions' deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and annual independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies. Our loan approval process includes our Management Loan Committee, the Loan Committee of the Board of Directors and, for larger loans, the Board of Directors. Our Senior Credit Officer is responsible for reporting to the Directors monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Loan Committee of the Board of Directors also reviews lending policies proposed by management. Our Board of Directors establishes our total lending limit and approves proposed lending policies approved by the Loan Committee of the Board.

Loan Originations

Real estate loan originations come primarily through direct solicitations by our loan officers, continued business from current customers, and through referrals. Construction loans are obtained by solicitations of our construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by our loan officers and continued business from current customers. We may also purchase loan participations from other community banks in Virginia.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines. Real estate collateral for loans in excess of $250 thousand are appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender's experience with these appraisers. Evaluations for real estate collateral for loans less than $250 thousand are made by the loan officer.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At December 31, 2008, commitments to extend credit totaled $112.6 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At December 31, 2008, construction, land acquisition and land development loans outstanding were $86.5 million, or 23.2% of total loans. These loans are concentrated in our local markets. The average life of a construction loan is less than one year. Because the interest rate charged on these loans usually floats with the market, these loans assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrowers. We also obtain a first lien on the property as security for construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At December 31, 2008, commercial loans totaled $51.1 million, or 13.7% of the total loan portfolio.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At December 31, 2008, commercial real estate loans totaled $106.8 million, or 28.7% of our total loans. We may lend up to 80% of the secured property's appraised value. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers' principal owners. In addition, we carefully evaluate the location of the security property.

Residential Real Estate Lending

Residential real estate loans at December 31, 2008, accounts for $122.6 million, or 32.9% of our total loan portfolio. Residential first mortgage loans represent $68.9 million or 56.2% of total residential real estate loans. Land loans represent $25.2 million or 20.6% of total residential real estate loans. Multifamily and home equity loans represent $6.2 million and $15.4 million, respectively, and junior liens account for $6.8 million of total residential real estate loans.

All residential mortgage loans originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if required, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At December 31, 2008, we had consumer loans of $5.6 million or 1.5% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as loans secured by rapidly depreciable assets such as automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

SUPERVISION AND REGULATION

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the FRB. As a state-chartered commercial bank, First Capital Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions (the "BFI"). It is also subject to regulation, supervision and examination by the FRB. Other federal and state laws, including various consumer and compliance laws, govern the activities of the bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following description summarizes the significant federal and state laws applicable to us and our subsidiary. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

First Capital Bancorp, Inc.

Bank Holding Company Act. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and we are registered as such with, and are subject to examination by, the FRB. Pursuant to the BHC Act, we are subject to limitations on the kinds of business in which we can engage directly or through subsidiaries. We are permitted to manage or control banks. Generally, however, we are prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of any class of voting shares of an entity engaged in non-banking activities, unless the FRB finds such activities to be "so closely related to banking" as to be deemed "a proper incident thereto" within the meaning of the BHC Act. Activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and

- engaging in other activities that the FRB has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Bank acquisitions by bank holding companies are also regulated. A bank holding company may not acquire more than five percent of the voting shares of another bank without prior approval of the FRB. The BHC Act subjects bank holding companies to minimum capital requirements. Regulations and policies of the FRB also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The FRB's policy is that a bank holding company should stand ready to use available resources for assisting a subsidiary bank. Under certain conditions, the FRB may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. Some of the activities that the FRB has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser. The only activity in which we are engaged is the operation of First Capital Bank. We have no present intention to engage in any other permitted activities. However, we may determine to engage in additional activities if it is deemed to be in our best interests.

With some limited exceptions, the BHC Act requires every bank holding company to obtain the prior approval of the FRB before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the BHC Act and the Change in Bank Control Act, together with their regulations, require FRB approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

Financial Holding Companies and Financial Activities. The Gramm-Leach-Bliley Act established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHC Act framework to permit a holding company system to engage in a full range of financial activities through qualification as a new entity known as a financial holding company. We have not determined whether to become a financial holding company, but we may consider such a conversion in the future if it appears to be in our best interest.

Dividends. No Virginia corporation may make any distribution to stockholders if, after giving it effect, (i) the corporation would not be able to pay its existing and reasonably foreseeable debts, liabilities and obligations, whether or not liquidated, matured, asserted or contingent, as they become due in the usual course of business; or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

In a policy statement, the FRB has advised bank holding companies that it believes that payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, banks and their holding companies may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items such as sales of buildings or other large assets in order to generate profits to enable payment of future dividends.

The primary source of funds for payment of dividends by us to our stockholders will be the receipt of dividends and interest from First Capital Bank. Our ability to receive dividends from First Capital Bank will be limited by applicable law. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution, depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal law prohibits insured depository institutions from making capital distributions, including dividends, if after such transaction, the institution would be undercapitalized. A bank is undercapitalized for this purpose if its leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio are not at least 5%, 6% and 10%, respectively. See "Regulatory Capital Requirements" below.

The FRB has authority to prohibit a bank holding company from engaging in practices which are considered to be unsafe and unsound. Depending upon the financial condition of First Capital Bank and upon other factors, the FRB could determine that the payment of dividends or other payments by us or First Capital Bank might constitute an unsafe or unsound practice. Finally, any dividend that would cause a bank to fall below required capital levels could also be prohibited.

Regulatory Capital Requirements. State banks and bank holding companies are required to maintain a minimum risk capital ratio of 10% (at least 5% in the form of Tier 1 capital) of risk-weighted assets and off-balance sheets items. Tier 1 capital consists of common equity, noncumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries and excludes goodwill. Tier 2 capital consists of cumulative perpetual preferred stock, limited-life preferred stock, mandatory convertible securities, subordinated debt and (subject to a limit of 1.25% of risk-weighted assets) general loan loss reserves. In calculating the relevant ratio, a bank's assets and off-balance sheet commitments are risk-weighted: thus, for example, most commercial loans are included at 100% of their book value while assets considered less risky are included at a percentage of their book value (e.g., 20% for interbank obligations and 0% for vault cash and U.S. treasury securities).

We are subject to leverage ratio guidelines as well. The leverage ratio guidelines require maintenance of a minimum ratio of 3% Tier 1 capital to total assets for the most highly rated organizations. Institutions that are less highly rated, anticipating significant growth or subject to other significant risks will be required to maintain capital levels ranging from 1% to 2% above the 3% minimum.

Recent federal regulation established five tiers of capital measurement ranging from "well capitalized" to "critically undercapitalized." Federal bank regulatory authorities are required to take prompt corrective action with respect to inadequately capitalized banks. If a bank does not meet the minimum capital requirement set by its regulators, the regulators are compelled to take certain actions, which may include prohibition on payment of dividends to its holding company or requiring the adoption of a capital restoration plan which must be guaranteed by the bank's holding company.

Cross-Institution Assessments. Any insured depository institution owned by us can be assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other depository institution owned by us.

First Capital Bank

First Capital Bank is subject to various state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of its operations. The following is a brief summary of the material provisions of certain statutes, rules and regulations that affect First Capital Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

General. First Capital Bank is under the supervision of, and subject to regulation and examination by, the BFI and FRB. As such, First Capital Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and First Capital Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices. As noted previously, First Capital Bank is a member of the Federal Reserve System. As such, the FRB, as the primary federal regulator of First Capital Bank, has the authority to impose penalties, initiate civil and administrative actions, and take other steps to prevent First Capital Bank from engaging in unsafe and unsound practices.

Mergers and Acquisitions. Under federal law, previously existing restrictions on interstate bank acquisitions were abolished effective September 29, 1995, and since such date bank holding companies from any state have been able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law allows banks to merge across state lines, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the "host state." Effective July 1, 1995, Virginia adopted early "opt-in" legislation which permits interstate bank mergers. Virginia law also permits interstate branch acquisitions and de novo branching if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

Although the above laws had the potential to have a significant impact on the banking industry, it is not possible for our management to determine, with any degree of certainty, the impact such laws have had on First Capital Bank.

Financial Services Legislation. On November 1, 1999, then President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act implemented fundamental changes in the regulation of the financial services industry in the United States, further transforming the already converging banking, insurance and securities industries by permitting further mergers and affiliations which will combine commercial banks, insurers and securities firms under one holding company. Many of these changes are discussed above.

The provisions of the GLB Act have had a significant impact on the banking industry in general. However, it is not possible for us to determine, with any degree of certainty at this time, the impact that such provisions have had on First Capital Bank and its operations.

Dividends. The amount of dividends payable by First Capital Bank depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the BFI and the FDIC have the general authority to limit dividends paid by First Capital Bank if such payments are deemed to constitute an unsafe and unsound practice. In particular, Section 38 of the Federal Deposit Insurance Act ("FDIA") would prohibit First Capital Bank from making a dividend if it were "undercapitalized" or if such dividend would result in the institution becoming "undercapitalized."

Under current supervisory practice, prior approval of the FRB is required if cash dividends declared in any given year exceed the total of First Capital Bank's net profits for such year, plus its retained profits for the preceding two years. In addition, First Capital Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting current losses and bad debts. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of the bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of First Capital Bank are subject to the deposit insurance assessments of the Deposit Insurance Fund of the FDIC.

The FDIC recently amended its risk-based deposit assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005. Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk Category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the Deposit Insurance Fund. Also, the FDIC may initiate enforcement actions against a bank, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of First Capital Bank's deposit insurance.

Capital Requirements. The various federal bank regulatory agencies, including the FRB, have adopted risk-based capital requirements for assessing the capital adequacy of banks and bank holding companies. Virginia chartered banks must also satisfy the capital requirements adopted by the BFI. The federal capital standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum requirement for the ratio of total capital to risk-weighted assets (including certain off-balance sheet obligations, such as stand-by letters of credit) is 8%. At least half of the risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock, less deductions for goodwill and various other tangibles ("Tier 1 capital"). Tier 2 capital includes the hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The FRB also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3%. The FRB has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth. All other banking organizations are required to maintain a Leverage Ratio of at least 4% to 5% of Tier 1 capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The FRB continues to consider tangible Tier 1 Leverage Ratio as the ratio of a banking organization's Tier 1 capital, less deductions for intangibles otherwise includable in Tier 1 capital, to total tangible assets.

The Federal Financial Institutions Examination Council establishes the guidelines which banks follow in preparing their quarterly Reports of Condition and Income ("Call Report") which are filed with their supervisory agency. The guidelines in most respects follow accounting principles generally accepted in the United States ("GAAP") in presenting the financial condition of each institution. An exception exists in the manner that recognition of deferred tax asset balances are treated for the purpose of calculating capital adequacy. In preparing the Call Report schedules dealing with regulatory capital, an institution can recognize only that portion of its deferred tax asset balance which equates to projected earnings for the ensuing 12 month period. Any amount in excess of that is disallowed when calculating the institution's capital ratios. All capital ratios reported by First Capital Bank following recognition of its deferred tax asset balance at June 30, 2003, will be in accordance with the Regulatory Accounting Principles ("RAP") noted above. All other financial statements presented by the Bank, including all other Call Report presentations, will be in accordance with GAAP.

Section 38 of the FDIA, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), requires that the federal banking agencies establish five capital levels for insured depository institutions – "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" – and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls.

As of December 31, 2008, we and First Capital Bank both exceeded all capital requirements under all applicable regulations.

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

On December 19, 1991, FDICIA was enacted into law. FDICIA requires each federal banking regulatory agency to prescribe, by regulation or guideline, standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) compensation, fees and benefits; and (vii) such other operational and managerial standards as the agency determines to be appropriate. On July 10, 1995, the federal banking agencies, including the FRB, adopted final rules and proposed guidelines concerning standards for safety and soundness required to be prescribed by regulation pursuant to Section 39 of the FDIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems; (b) internal audit systems; (c) loan documentation; (d) credit underwriting; (e) interest rate exposure; (f) asset growth; and (g) compensation, fees and benefits.

Activities and Investments of Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity. The scope of permissible activities available to FDIC-insured, state chartered banks may be expanded by the recently enacted financial services legislation. See "Supervision and Regulation – First Capital Bank – Financial Services Legislation."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the FRB. The instruments of monetary policy employed by the FRB include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The FRB's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or non-personal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any non-personal time deposits at an institution. For net transaction accounts in 2007, the first $7.8 million, the same amount as in 2006, will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction accounts over $7.8 million up to and including $40.5 million, also the same amount as in 2006. A 10% reserve ratio will be applied above $40.5 million. These percentages are subject to adjustment by the FRB. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B:

- limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus; and

- require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate.

The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The GLB Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination. First Capital Bank received a "satisfactory" rating during its latest examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 ("Patriot Act") was enacted in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania and Northern Virginia. The Patriot Act is intended to strengthen U. S. law enforcement and the intelligence communities' abilities to work cohesively to combat terrorism. The continuing impact on financial institutions of the Patriot Act and related regulations and policies is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities to identify persons whomay be involved in terrorism or money laundering.

Legislation

On October 3, 2008, the FDIC's deposit insurance temporarily increased from $100 thousand to $250 thousand per depositor. Checking, savings, certificates of deposit, money market accounts, and other interest-bearing deposit accounts, when combined, are now FDIC insured up to $250 thousand per depositor through December 31, 2009. Joint accounts may be insured up to $250 thousand per owner in addition to the $250 thousand of insurance available on those same owner's individual accounts. On January 1, 2010, the standard coverage limit is scheduled to return to $100 thousand for all deposit categories except IRAs and certain retirement accounts mentioned above, which will continue to be insured up to $250 thousand per owner.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program to strengthen confidence and increase liquidity in the banking system. The new program guarantees newly issued senior unsecured debt of eligible institutions and provides full deposit insurance coverage for non-interest bearing transaction accounts in FDIC-insured institutions, regardless of the dollar amount, for participating entities. The Temporary Liquidity Guarantee Program has two primary components: the Debt Guarantee Program (FDIC will guarantee the payment of certain newly issued senior unsecured debt), and the Transaction Account Guarantee Program (the FDIC will guarantee certain noninterest-bearing transaction accounts).

Effective January 1, 2009, the FDIC increased assessment rates uniformly by 7 basis points (annual rate) for the first quarter 2009 assessment period only. The FDIC will issue another final rule early in 2009, effective April 1, 2009, to change the way the FDIC's assessment system differentiates for risk, make corresponding changes to assessment rates beginning with the second quarter of 2009, and make certain technical and other changes to the assessment rules. These increases in insurance premiums are estimated to increase the Company's pretax noninterest expense by an additional $1.1 million for 2009.

First Capital Bank is participating in the FDIC's Transaction Account Guarantee Program and the Debt Guarantee Program. Under the Transaction Account Guarantee Program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. The Company is assessed a 10 basis points fee (annualized) on the balance of each covered account in excess of $250 thousand. The Company does not expect this cost to be material.

New regulations and statutes are regularly proposed that contain wide-ranging proposals that may or will alter the structures, regulations, and competitive relationships of the nation's financial institutions. The Company cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which the Company's business may be affected by any new regulation or statute.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

Congress, Treasury, and the federal banking regulators, including the FDIC, have taken broad measures since early September 2008 to address the turmoil in the U. S. banking system.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. EESA authorizes the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the TARP.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 ("ARRA"), establishing more limits on executive compensation for all current and future TARP recipients. The ARRA limits do not repeal or replace the rules discussed above but supplement the guidance issued by the Treasury. Under the ARRA, any TARP participant may not pay any bonus, retention award or incentive compensation to its five most highly paid executives, except for payments of long term restricted stock, the awards of which do not vest while the Preferred Stock is outstanding and do not have a value greater than one-third of the officer's total annual compensation, unless the payments are required pursuant to a written agreement executed prior to February 11, 2009. In addition, the ARRA requires the Treasury to review bonuses, retention awards and other compensation paid to a TARP participant's five most highly-compensated officers and the next 20 most highly compensated employees to determine if the payments were excessive or inconsistent with the purpose of the ARRA or TARP or were otherwise contrary to the public interest. If so, the Treasury is directed to negotiate the return of any such amounts to the government.

The purpose of TARP is to restore confidence and stability to the U. S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion to the TARP Capital Purchase Program ("CCP"). TARP also includes direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to certain executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. Under CPP, the Treasury will purchase debt or equity securities from participating institutions. EESA also increased FDIC deposit insurance on most accounts from $100 thousand to $250 thousand. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 2. PROPERTIES

Our banking offices are listed below. We conduct our business from the properties listed below. Except for our Ashland and WestMark office, which we own, we lease our other offices under long term lease arrangements. All of such leases are at market rental rates and they are all with unrelated parties having no relationship or affiliation with us.

Office Location	Date Opened
WestMark Office (1) 11001 West Broad Street Glen Allen, Virginia 23060	1998
Ashland Office 409 South Washington Highway Ashland, Virginia 23005	2000
Chesterfield Towne Center Office 1580 Koger Center Boulevard Richmond, Virginia 23235	2003
Staples Mill Road Office 1776 Staples Mill Road Richmond, Virginia 23230	2003
Bon Air Office 2810 Buford Road Richmond, Virginia 23235	2008
Forest Office Park Branch (2) 1504 Santa Rosa Road Richmond, Virginia 23229	2006
James Center Office One James Center 901 East Cary Street Richmond, Virginia 23219	2007

(1) Relocation of our Innsbrook leased office to an owned free standing site across the street in September 2008.
(2) Relocated to 7100 Three Chopt Road, Richmond, Virginia in February 2009 to an owned free standing site.

Our corporate office, which we opened in 2003, is located at 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060.

All of our properties are in good operating condition and are adequate for our present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007. Prior to listing on Nasdaq, our common stock traded over the counter and under the symbol "FPBX", although no established trading market developed.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

	High	Low
2008		
1st Quarter	$14.25	$11.05
2nd Quarter	13.50	10.50
3rd Quarter	11.25	9.01
4th Quarter	10.50	5.75
2007		
1st Quarter	$20.00	$16.80
2nd Quarter	17.50	15.50
3rd Quarter	16.00	12.00
4th Quarter	14.75	11.00

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

First Capital Bancorp, Inc. does not pay a cash dividend and does not have the intention to pay a cash dividend in the foreseeable future.

There were 2,971,171 shares of the Company's common stock outstanding at the close of business on December 31, 2008. As of March 25, 2009, there were approximately 682 shareholders of record of our common stock.

Effective December 28, 2005, First Capital Bank completed a three-for-two stock split with respect to the outstanding shares of its common stock. The information set forth in this Report on Form 10-K regarding common stock reflects the changes resulting from the stock split.

ITME 6. SELECTED FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data for fiscal years have been derived from our audited financial statements for each of the five years that ended December 31, 2008, 2007, 2006, 2005, and 2004. You also should read the detailed information and the financial statements for all of such periods included elsewhere in this Report on Form 10-K.

	At or for the Fiscal Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$24,044	$20,356	$15,263	$10,533	$6,740
Interest expense	12,996	10,563	7,691	4,134	2,388
Net interest income	11,048	9,793	7,572	6,399	4,352
Provision for loan losses	2,924	676	404	408	346
Net interest income after provision for loan losses	8,124	9,117	7,168	5,991	4,006
Noninterest income	744	809	465	272	270
Noninterest expense	8,560	7,259	5,261	4,293	3,406
Income before income taxes	308	2,667	2,372	1,970	870
Income tax expense (benefit)	138	925	801	664	296
Net income	$170	$1,742	$1,571	$1,306	$574
Per Share Data: (1)					
Basic earnings per share	$0.06	$0.72	$0.87	$0.73	$0.32
Diluted earnings per share	$0.06	$0.71	$0.83	$0.70	$0.31
Book value per share	$11.92	$11.73	$8.72	$7.78	$7.23
Balance Sheet Data:					
Assets	$431,553	$351,867	$257,241	$209,529	$152,647
Gross loans, net of unearned income	$367,440	$296,723	$201,585	$156,062	$108,698
Deposits	$334,300	$255,108	$194,302	$162,388	$128,658
Shareholders' equity	$35,420	$34,859	$15,659	$13,970	$12,990
Average shares outstanding, basic	2,971	2,414	1,796	1,796	1,796
Average shares outstanding, diluted	2,984	2,469	1,889	1,860	1,849
Selected Performance Ratios					
Return on average assets	0.04%	0.61%	0.69%	0.72%	0.42%
Return on average equity	0.49%	6.80%	10.74%	9.69%	5.87%
Efficiency ratio	72.60%	68.47%	65.46%	64.35%	73.69%
Net interest margin	2.89%	3.54%	3.41%	3.68%	3.39%
Equity to assets	8.21%	9.91%	6.09%	6.67%	8.51%
Tier 1 risk-based capital ratio	10.62%	12.98%	10.39%	9.13%	12.46%
Total risk-based capital ratio	12.41%	14.44%	12.28%	11.36%	13.51%
Leverage ratio	9.62%	12.50%	8.80%	6.98%	8.74%
Asset Quality Ratios:					
Non-performing loans to period-end loans	1.18%	0.02%	0.06%	0.00%	0.00%
Non-performing assets to total assets	1.52%	0.01%	0.05%	0.00%	0.00%
Net loan charge-offs (recoveries) to average loans	0.10%	0.01%	0.02%	0.02%	0.00%
Allowance for loan losses to loans outstanding at end of period	1.36%	0.84%	0.91%	0.94%	1.00%

(1) Amounts have been adjusted to reflect the three for two stock split on December 28, 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary, First Capital Bank (the "Bank"). Through its seven full service branch offices and courier service, the bank serves the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, we strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled us to establish a niche in the financial services marketplace in the Richmond Metropolitan Area.

Nationwide in 2008, concerns over asset quality, precipitated by issues related to slowing real estate activity, declining real estate values, turbulence in the financial sector, decline in interest rates, the current regulatory environment and general economic conditions resulted in significant declines in financial results. The impact of these concerns is reflected in the economic markets in which the Company operates, principally through slowing real estate activity, declining real estate values and asset quality concerns. Residential acquisition and development lending and builder/construction lending have been significantly scaled back as housing activity across our markets has declined. As a result, the Company significantly increased its provision for loan losses to $2.9 million for the year ended December 31, 2008 compared to $676 thousand for the same period in 2007. The allowance for loan losses increased to $5.1 million as of December 31, 2008 or 1.36 % of total loans compared to .84% at the end of the same period last year. Net charge-offs increased significantly from $20 thousand for the year 2007 to $353 thousand for the year ended December 31, 2008. Nonperforming assets also increased drastically from $50 thousand as of December 31, 2007 or .02% of assets to $6.6 million as of December 31, 2008 or 1.52% of assets.

For the year ended December 31, 2008, assets grew $79.7 million to $431.6 million or 22.6% from $351.9 million at December 31, 2007. 85% of the asset growth occurred in the first nine months of 2008. For the years ended December 31, 2007 and 2006, our total assets increased $94.6 million or 36.8% to $351.9 million at December 31, 2007 from $257.2 million at December 31, 2006.

Total net loans at December 31, 2008 were $367.4 million, an increase of $73.2 million, or 24.9%, from the December 31, 2007 amount of $294.2 million. Total net loans at December 31, 2007 were $294.2 million, an increase of $94.5 million, or 47.3%, from the December 31, 2006 amount of $199.8 million.

Deposits increased $79.2 million to $334.3 million at December 31, 2008 from $255.1 million at December 31, 2007. Certificates of deposit increased $93.2 million or 58.6% to $252.1 million and represented 75.4% of deposits, up from 62.3% at December 31, 2007. Money market accounts and NOW accounts decreased $12.0 million or 20.1% during 2008 and represented 14.3% of deposits down from 23.4% at December 31, 2007. Deposits increased $60.8 million to $255.1 million at December 31, 2007 from the balance at December 31, 2006. Certificates of deposit increased $37.4 million or 30.8% and represent 62.3% of deposits with maturities ranging from six months to five years. Money market accounts and NOW accounts increased $19.7 million or 49.4% with the continued success of the Capital Reserve Account which has a variable rate tied to the stated Fed funds rate. Low cost demand deposits increased 11.1% or $3.7 million to $36.5 million at December 31, 2007.

Net interest margin decreased in 2008 from 3.54% for the year ended December 31, 2007 to 2.89% at December 31, 2008. The net interest margin was 3.41% for the same period in 2006. The decrease in the net interest margin is attributed to steady reduction in interest rates over the last two years. Over the twenty-four months ended December 31, 2008, the Federal Reserve Bank's Federal Open Market Committee (FOMC) cut the federal funds targeted rate and the associated prime rate on interest ten times or 500 basis points from 8.25% on January 1, 2007 to 3.25% on December 31, 2008. For the period January 1, 2008 to December 31, 2008, the FOMC cut the targeted federal funds rate and the associated prime rate seven times or 400 basis points from 7.25% on January 1, 2008 to 3.25% on December 31, 2008.

Total non-interest expense increased 17.9% or $1.3 million for the year ended December 31, 2008. Additions to staff to support business development and retail branching contributed to the increase in salaries and employee benefits. Occupancy and depreciation expense increased as the result of the opening of the new Bon Air branch in the second quarter of 2008. The FDIC assessment increase as the result of a revised premium structure but primarily from the increase in deposits during the period. The Virginia capital stock tax increased as the result of increased investment in First Capital Bank by First Capital Bancorp, Inc. during 2008.

We remain well capitalized with capital ratios above the regulatory minimums. As we enter 2009 however, the financial sector remains in turmoil. Pressure continues on the net interest margin and asset quality continues to deteriorate.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policy relates to the evaluation of the allowance for loan losses which is based on management's opinion of an amount that is adequate to absorb loss in the Bank's existing portfolio. The allowance for loan losses is established through a provision for loan loss based on available information including the composition of the loan portfolio, historical loan losses (to the extent available due to limited history), specific impaired loans, availability and quality of the collateral, age of the various portfolios, changes in local economic conditions, and loan performance and quality of the portfolio. Different assumptions used in evaluating the adequacy of the Bank's allowance for loan losses could result in material changes in its financial condition and results of operations. The Bank's policies with respect to the methodology for determining the allowance for loan losses involve a high degree of complexity and require management to make subjective judgments that often require assumptions or estimates about certain matters. This critical policy and its assumptions are periodically reviewed with the Bank's Board of Directors.

The Bank evaluates various loans individually for impairment as required by Statement of Financial Accounting Standard ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS

No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, loans past due by 30 days or more, and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Bank makes estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan and general collateral type. A loss rate range reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given collateral type, terms of the loan, borrower and industry concentrations, levels and trends in delinquencies and charge-off and recovery experience.

The amount of estimated impairment of individually evaluated loans and the range of estimated losses for groups of loans are added together for a total range of estimated loan losses. This range of estimated losses is compared to the allowance for loan losses of the Bank as of the evaluation date and, if the range of estimated losses is greater than the allowance, an additional provision to the allowance would be made. If the range of estimated losses is less than the allowance, the degree to which the allowance exceeds the range of estimated losses is evaluated to determine whether a reduction to the allowance would be necessary. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the consolidated financial statements.

Results of Operations

Net Income

Net income for the year ended December 31, 2008 decreased to $170 thousand from $1.7 million for the year ended December 31, 2007. Returns on equity and assets for the year ended December 31, 2008 were 0.49% and 0.04%, respectively, compared to 6.8% and 0.61% for the year ended December 31, 2007. Loan growth resulted in an increase in interest income as interest on loans increased $3.8 million to $22.2 million for the year ended December 31, 2008, down from a $5.1 million increase in 2007. Total interest expense was $13.0 million for the year ended December 31, 2008, compared to $10.6 million for the year ended December 31, 2007.

For 2008, earnings per diluted share were $0.06 compared to $0.71 and $0.83 for 2007 and 2006, respectively.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

	Year Ended December 31,					
	2008			2007		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income	$337,168	$22,161	6.57%	$233,808	$18,362	7.85%
Investment securities:						
U.S. Agencies	19,067	944	4.95%	23,902	1,108	4.64%
Mortgage backed securities	7,342	322	4.39%	9,863	422	4.28%
Municipal securities	1,695	64	3.75%	1,010	41	4.03%
Corporate bonds	3,198	183	5.72%	226	13	5.64%
Other investments	3,648	156	4.28%	2,379	144	6.08%
Total investment securities	34,950	1,669	4.78%	37,380	1,728	4.62%
Federal funds sold	10,444	214	2.05%	5,084	266	5.24%
Total earning assets	$382,562	$24,044	6.29%	$276,272	$20,356	7.37%
Cash and cash equivalents	10,954			6,356		
Allowance for loan losses	(3,393)			(2,128)		
Other assets	7,831			4,326		
Total assets	$397,954			$284,826		
Liabilities and Stockholders' Equity:						
Interest bearing liabilities:						
Interest checking	$9,213	$45	0.49%	$9,063	$96	1.06%
Money market deposit accounts	38,586	711	1.84%	44,698	1,798	4.02%
Statement savings	792	5	0.57%	883	13	1.53%
Certificates of deposit	219,480	9,910	4.52%	131,912	6,783	5.14%
Total interest-bearing deposits	268,071	10,671	3.98%	186,556	8,690	4.66%
Fed funds purchased	952	35	3.66%	1,624	79	4.86%
Repurchase agreements	2,482	32	1.31%	1,932	81	4.19%
Subordinated debt	7,155	386	5.38%	7,155	500	6.99%
FHLB advances	49,385	1,872	3.79%	28,348	1,213	4.28%
Total interest-bearing liabilities	328,045	12,996	3.96%	225,615	10,563	4.68%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	32,672			32,119		
Other liabilities	2,180			1,476		
Total liabilities	34,852			33,595		
Shareholders' equity	35,057			25,616		
Total liabilities and shareholders' equity	$397,954			$284,826		
Net interest income		$11,048			$9,793	
Interest rate spread			2.32%			2.69%
Net interest margin			**2.89%**			**3.54%**
Ratio of average interest earning assets to average interest-bearing liabilities			116.62%			122.45%

(1) For purposes of these computations, nonaccrual loans are included in average loans.

Net Interest Income

We generate a significant amount of our income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net interest income for the year ended December 31, 2008 increased 12.8% to $11.0 million from $9.8 million for the year ended December 31, 2007. Net interest income increased despite a 65 basis point decrease in the net interest margin from 3.54% for the year ended December 31, 2007 to 2.89% for the comparable period of 2008.

Average earning assets increased 38.5% to $382.6 million for 2008 from $276.3 million for 2007. Average loans, net of unearned income increased $103.4 million, or 44.2% for 2008 to $337.2 million. The average rate earned on net loans, decreased 128 basis points to 6.57% from 7.85% for the year ended December 31, 2007. The decrease in the average rate earned on net loans was the result of a 400 basis point decrease in the prime rate and other rates that track prime in 2008, to which approximately 40% of our loans are tied. The average balance in our securities portfolio decreased by $3.7 million primarily due to maturities and calls of securities of $24.0 million and repayments on mortgage backed securities of $2.1 million, offset by purchases of $24.9 million. The yield on the investment portfolio increased 31 basis points from 4.52% for the year ended December 31, 2007 to 4.83% for the year ended December 31, 2008. Other investments, which include FHLB Stock and Federal Reserve Stock increased on average $1.3 million while the yield decreased from 6.08% to 4.28% for the year ended December 31, 2008. As the result of these changes, total interest income increased $3.7 million, or 18.1% to $24.0 million for the year ended December 31, 2008 as compared to $20.4 million for the comparable period of 2007.

Total interest expense on deposits increased $2.4 million to $13.0 million for the year ended December 31, 2008 from $10.6 million for the same period of 2007. The average balance of interest-bearing deposits increased $81.5 million as the cost of deposits decreased 68 basis points. Average balance of certificates of deposit increased $87.6 million as the cost of certificates decreased 63 basis points to 4.52% for the year ended December 31, 2008. The FOMC cut the federal funds targeted rate and the associated prime rate on interest 400 basis points in 2008. A total of 175 basis points occurred in the fourth quarter of 2008 with a 75 basis point decreased occurring December 16, 2008. Although the vast majority of our time deposits are set to reprice in the next six to twelve months and will lower funding costs, this rapid reduction in rates put pressure on our net interest margin. The average money market deposit accounts decreased $6.1 million during 2008 to $38.6 million as the average rate decreased 218 basis points to 1.84% from 4.02% for the year 2007. The popularity of the Capital Reserve Account with a variable rate tied to fed funds, resulted in the decrease in deposits and interest rates decreased and customers looked to more attractive rates. Targeted fed funds rates decreased from an average of 5.24%

in 2007 to 2.05% for 2008 as the FOMC cut rates in 2008. The percentage of certificates of deposits to total deposits increased during 2008 to 75.4% at December 31, 2998 from 62.3% at December 31, 2007. Average advances from the Federal Home Loan Bank of Atlanta ("FHLB") increased $21.0 million during 2008. Average cost of those advances decreased 49 basis points. Advances from the FHLB were used to augment deposits in supporting the loan growth of the Bank at attractive rates in comparison to deposit rates available during the same time frame. Interest expense of FHLB advances increased $659 thousand or 54.3% over 2007 to $1.9 million for the year ended December 31, 2008.

Average subordinated debt and other borrowed money decreased $121 thousand during 2008. The average cost decreased 188 basis points from 6.16% for the year ended December 31, 2007 to 4.27% for the year ended December 31, 2008. The primary reason for the decrease in cost was the reduction of the cost of Trust Preferred Capital Notes issued a LIBOR-indexed floating rate of interest (three-Month LIBOR plus 1.70%) which adjusts quarterly. The rate was 3.70% at December 31, 2008, down from 6.69% at December 31, 2007. Subordinated debt of $2.0 million was outstanding all of 2008 and 2007 at a fixed rate of 6.33%.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net interest income for the year ended December 31, 2007 increased 29.3% to $9.8 million from $7.6 million for the year ended December 31, 2006. The increase in net interest income resulted from a 13 basis point increase in the net interest margin from 3.41% for the year ended December 31, 2006 to 3.54% for the comparable period of 2007.

Average earning assets increased 24.5% to $276.3 million for 2007 from $221.9 million for 2006. Average loans, net of unearned income increased 32.1% for 2007 to $233.8 million. The average rate earned on net loans, increased 36 basis points to 7.85% from 7.49% for the year ended December 31, 2006. Loan growth was more pronounced in the third and fourth quarters of 2007 as $67.7 million, or 71.6%, of the $94.5 million in net new loans were originated during those quarters. The average balance in our securities portfolio decreased by $3.6 million primarily due to repayments on mortgage backed securities of $2.8 million and $1.4 million reduction in U.S. Agencies, while the yield increased 23 basis points to 4.62% from 4.40%. As the result of these changes, total interest income increased $5.1 million, or 33.4% to $20.4 million for the year ended December 31, 2007 as compared to $15.3 million for the comparable period of 2006.

Total interest expense on deposits increased $2.4 million to $8.7 million for the year ended December 31, 2007 from $6.3 million for the same period of 2006. The average balance of interest-bearing deposits increased $34.5 million as the cost of deposits increased 51 basis points. The average money market deposit accounts increased $19.9 million during 2007 to $44.7 million as the average rate increased 99 basis points to 4.02%. The popularity of the Capital Reserve Account with a variable rate tied to fed funds, resulted in the increase in deposits and costs. Targeted fed funds were high most of 2007 until the decreases beginning in September 2007. Average balance of certificates of deposit increased $12.1 million as the cost of certificates increased 55 basis points to 5.14% for the year ended December 31, 2007. During to higher rates during most of 2007 as compared to 2006, deposits were rolling up in rate at maturity through the first three quarters of 2007. The percentage of certificates of deposits to total deposits increased slightly during 2007 to 62.3%.

Average advances from the Federal Home Loan Bank of Atlanta ("FHLB") increased $2.9 million during 2007. Average cost of those advances increased 27 basis points. Advances from the FHLB were used to augment deposits in supporting the loan growth of the Bank. Interest expense of FHLB advances increased $193 thousand or 18.9% over 2006 to $1.2 million for the year ended December 31, 2007.

Average subordinated debt and other borrowed money increased $3.7 million during 2007. During September 2006, $5.2 million of Trust Preferred Capital Notes were issued at a LIBOR-indexed floating rate of interest (three-Month LIBOR plus 1.70%) which adjusts quarterly. The rate was 6.69% at December 31, 2007, down from 7.06% at December 31, 2006 and 7.09% upon issuance in September 2006. Subordinated debt of $2.0 million was outstanding all of 2007 and 2006 at a fixed rate of 6.33%. Total subordinated debt and other borrowed money increased $307 thousand during 2007 to $581 thousand for the year ended December 331, 2007.

The following table analysis changes in net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2008 vs. 2007 Increase (Decrease) Due to Changes in:			2007 vs. 2006 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Earning Assets:						
Loans, net of unearned income	$8,117	($4,328)	$3,789	$4,252	$847	$5,099
Investment securities:	(59)	-	(59)	(154)	80	(74)
Federal funds sold	281	(333)	(52)	61	7	68
Total earning assets	8,339	(4,661)	$3,678	4,159	934	$5,093
Interest-Bearing Liabilities:						
Interest checking	2	(52)	(50)	12	50	62
Money market deposit accounts	(246)	(841)	(1,087)	603	441	1,044
Statement savings	(1)	(8)	(9)	2	0	2
Certilficates of deposit	4,503	(1,375)	3,128	555	723	1,278
Fed funds purchased	(33)	(11)	(44)	(7)	(8)	(15)
Repurchase agreements	23	(72)	(49)	39	(4)	35
Subordinated debt	-	(115)	(115)	245	28	273
FHLB advances	900	(241)	659	116	77	193
Total interest-bearing liabilities	5,148	(2,715)	2,433	1,565	1,307	2,872
Change in net interest income	$3,191	($1,946)	$1,245	$2,594	($373)	$2,221

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2008 was $2.9 million compared to $676 thousand for the year ended December 31, 2007. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Non-Interest Income

Year ended December 31, 2008 compared to year ended December 31, 2007

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income decreased 8.0% to $744 thousand for the year ended December 31, 2008 compared to $809 thousand for the same period in 2007.

Fees on deposits increased $27 thousand or 12.3% to $248 thousand for the year ended December 31, 2008. Returned Check fees decreased $4 thousand and Service Charges on Checking increased $31 thousand. Other noninterest income decreased $92 thousand from $588 thousand in 2007 to $496 thousand in 2008. Income associated with our Mortgage operation decreased 35.5% from $159 thousand in 2007 to $102 thousand in 2008 as the mortgage industry froze during the turmoil of the financial markets in 2008. In addition gain on sale of securities and assets total $59 thousand in 2007 which was not repeated in 2008.

Year ended December 31, 2007 compared to year ended December 31, 2006

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income increased 74.1% to $809 thousand for the year ended December 31, 2007 compared to $465 thousand for the same period in 2006.

Fees on deposits increased $54.4 thousand or 32.7% to $221 thousand for the year ended December 31, 2007. Reflecting deposit growth, NSF and Returned Check fees increased $39 thousand and Service Charges on Checking increased $17 thousand. Fees on mortgage loans increased $124 thousand to $158 thousand for the year 2007 compared to $34 thousand for 2006. A new mortgage origination division was established in late 2006 as an additional source to increase non-interest income. Other noninterest income increased $137 thousand, or 51.8%, for 2007 to $401 thousand. Loan late fees and miscellaneous loan fees increased $68 thousand; ATM fees increased $16 thousand.

Non-Interest Expense

Year ended December 31, 2008 compared to year ended December 31, 2007

Total noninterest expense increased 17.9% to $8.6 million for the year 2008 as compared to $7.3 million for 2007. Noninterest expense was 2.2% of average assets for the year ended December 31, 2008 compared to 2.6% for 2007.

Salaries and employee benefits increased 12.0% to $4.3 million compared to $3.8 million for 2007. The opening and staffing of the Company's seventh branch at Bon Air Chesterfield County to staff to support business development contributed to the increase. In addition, a key addition to management team in the hiring of John Presley in October 2008 contributed to the increase.

Occupancy expense increased $113 thousand, or 15.2%, to $852 thousand during 2008 as compared to 2007. The opening of the Bon Air Branch in 2008 added $53 thousand in rent during 2008. Additional space leased at Corporate headquarters added an additional $46 thousand in rent expense in 2008. Associated utilities, real estate taxes and maintenance also increased during 2008.

Professional services increased $97 thousand, or 56.6%, to $269 thousand due to increased legal representation in dealing with impaired loans and other real estate owned during 2008.

Advertising and marketing increased $55 thousand as a branding campaign was initiated in 2008 to generate name recognition.

FDIC assessments increased $56 thousand to $215 for 2008 from $160 for 2007 due to a change in the calculation of the premium due for FDIC insurance and deposit growth.

Virginia capital stock tax increased $85 thousand to $381 thousand during 2008 from $296 thousand for 2007. Infusion of an additional $6.8 million of capital in the Bank in 2008 resulted in the increase in the capital stock tax.

Other expenses increased $254 thousand due to expansion of the Bank.

Year ended December 31, 2007 compared to year ended December 31, 2006

Total noninterest expense increased 38.0% to $7.3 million for the year 2007 as compared to $5.3 million for 2006. Noninterest expense was 2.6% of average assets for the year ended December 31, 2007 compared to 2.3% for 2006.

Salaries and employee benefits increased 46.3% to $3.8 million compared to $2.6 million for 2006. The opening and staffing of the Company's sixth branch at the James Center in downtown Richmond and additions to staff to support business development contributed to the increase. In addition, key additions to the senior lending team in January 2007 contributed to the increase.

Occupancy expense increased $138 thousand, or 22.9%, to $740 thousand during 2007 as compared to 2006. The opening of the James Center Branch in February 2007 added $99 thousand in rent during 2007. The Forest Office Park Branch, which opened in the fall of 2006, added $25 thousand for the full year of 2007 over 2006.

Advertising and marketing increased $113 thousand as a TV marketing campaign was used in 2007 to generate deposits and name recognition.

FDIC assessments increased $138 thousand to $160 for 2007 from $22 for 2006 due to a change in the calculation of the premium due for FDIC insurance.

Virginia capital stock tax increased $112 thousand to $296 thousand during 2007 from $184 thousand for 2006. Infusion of an additional $10.0 million of capital in the subsidiary bank in 2007 resulted in the increase in the capital stock tax.

Other expenses increased $149 thousand due to expansion of the bank.

Income Taxes

Our reported income tax expense was $138 thousand for 2008 and $925 thousand for 2007. Note 11 of our consolidated financial statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and our actual income tax expense. Also included in Note 10 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2008 and 2007.

Financial Condition

Assets

Total assets increased to $431.6 million at December 31, 2008, compared to $351.9 million at December 31, 2007 representing an increase of $79.7 million or 22.7%. Total assets stood at $257.2 million at December 31, 2006. Average assets increased 39.7% from $284.8 million for the year ended December 31, 2007 to $398.0 million for the year ended December 31, 2008. Average assets were $228.6 million for the year ended December 31, 2006. Average stockholders' equity increased 36.9% to $35.1 million for the year ended December 31, 2008 as compared to $25.6 million for the same period in 2007 in which a stock offering was conducted during June and July 2007 in which $17.1 million in capital was raised after expenses. Average stockholders' equity was $14.6 million for the year ended December 31, 2006.

Loans

Our loan portfolio is the largest component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loans fees, at December 31, 2008, were $372.6 million, an increase of $75.7 million from $296.9 million at December 31, 2007. Residential real estate increased 47.6% to $122.6 million and represented 32.9% of the portfolio at December 31, 2008. Commercial real estate increased $20.5 million or 23.8% to $106.8 million and represented 28.7% of the portfolio. Real estate construction increased 9.4% or $7.4 million and represented 23.2% of the portfolio, down from 26.6% in 2007. Concerted effort was made in the second half of 2008 to lessen our percentage of real estate construction as a percentage of the total portfolio. The allowance for loan losses was $5.1 million or 1.36% of total loans outstanding at December 31, 2008.

Major classifications of loans are as follows:

	2008	2007	2006	2005	2004
		(Dollars in thousands)			
Commercial	$51,138	$44,367	$22,619	$15,312	$13,651
Real estate - residential	122,552	83,035	62,166	57,708	48,451
Real estate - commercial	106,796	86,301	63,062	49,775	30,741
Real estate - construction	86,515	79,096	51,450	31,442	14,324
Consumer	5,584	4,106	2,387	1,799	1,494
Total loans	372,585	296,905	201,684	156,036	108,661
Less:					
Allowance for loan losses	5,060	2,489	1,834	1,460	1,084
Net deferred fees (costs)	85	182	99	(26)	(37)
Loans, net	$367,440	$294,234	$199,751	$154,602	$107,614

Our average net loan portfolio totaled 81.5% of average earning assets in 2008, up from 75.1% in 2007. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2008, we had no concentration of loans in any one industry exceeding 10%.

The following table reflects the amount of loans for Commercial loans and Real estate construction as to fixed and variable and repricing or maturity:

	December 31, 2008			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
		(Dollars in thousands)		
Commercial	$20,577	$23,289	$7,272	$51,138
Real estate construction	54,702	23,112	8,701	86,515
Total	$75,279	$46,401	$15,973	$137,653
Loans with:				
Fixed Rates	$9,625	$22,676	$8,826	$41,127
Variable Rates	65,654	23,725	7,147	96,526
	$75,279	$46,401	$15,973	$137,653

Asset Quality

Total non-performing assets, consisting of nonaccrual loans and other real estate owned, increased $6.5 million to $6.6 million at December 31, 2008. The ratio of nonperforming assets to total loans was 1.18% compared to 0.02% at year end 2007. Non-performing assets to total assets increased from 0.02% for 2007 to 1.52% for 2008. Non-performing assets consists of nonaccrual loans totaling $4.4 million which are represented by nine building lots, two houses under construction, twenty-eight developed town-house lots and one commercial and industrial loan. Other real estate owned totaling $2.2 million are represented by twelve building lots and two houses under construction. Non-accrual loans were $50 thousand at December 31, 2007 compared to $120 thousand at December 31, 2006. The non-accrual loan of $50 at December 31, 2007 has an SBA guarantee of $25 thousand as additional collateral.

Non-performing Assets

We place loans on a non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Non-performing loans	$4,411	$50	$120	$2	$3
Non-performing assets	$2,158				
Accruing loans greater than 90 days past due	-	-	-	-	-
Non-performing loans to period end loans	1.18%	0.02%	0.06%	0.00%	0.00%
Non-performing assets to total assets	1.52%	0.02%	0.06%	0.00%	0.00%

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance, beginning of year	$2,489	$1,834	$1,460	$1,084	$736
Loans charge-offs					
Commercial	24	20	21	31	-
Real estate - residential	58	-	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	273	-	10	-	-
Consumer	4	4	-	1	-
Total loans charged off	$359	$24	$31	$32	$0
Recoveries					
Commercial	5	-	1	-	1
Real estate - residential	-	-	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	-	-	-	-	-
Consumer	1	3	-	-	1
Total recoveries	$6	$3	$1	$0	$2
Net charge-offs	353	21	30	32	(2)
Additions charge to operations	2,924	676	404	408	346
Balance, end of year	$5,060	$2,489	$1,834	$1,460	$1,084
Ratio of allowance for loan losses to loans outstanding at end of period	1.36%	0.84%	0.91%	0.94%	1.00%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	0.10%	0.01%	0.02%	0.02%	0.00%

The allowance for loan losses at December 31, 2008 was $5.1 million compared to $2.5 million at December 31, 2007. The allowance for loan losses was 1.36% of total loans outstanding at December 31, 2008 compared to 0.84% at December 31, 2007. The provision for loan losses was $2.9 million for 2008 compared to $676 thousand for 2007. Net charge-offs were $353 thousand for the year ended December 31, 2008 compared to $21 thousand for the year ended December 31, 2007. The portfolio continues to show considerable stress as the economic environment and the real estate market continue to deteriorate and additional provision for loan losses may be required if the downward trend in conditions persists. We have no exposure to sub-prime loans in the portfolio.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	Commercial & Industrial		Real Estate Mortgage		Real Estate Construction		Consumer		Total
	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss
	(Dollars in thousands)								
2008	$1,075	13.73%	$3,026	61.56%	$942	23.22%	$17	1.50%	$5,060
2007	960	14.94%	937	57.03%	591	26.64%	1	1.38%	2,489
2006	762	11.22%	633	62.09%	437	25.51%	2	1.18%	1,834
2005	556	9.82%	627	68.88%	275	20.15%	2	1.15%	1,460
2004	453	12.56%	469	72.88%	160	13.18%	2	1.38%	1,084

Securities

We account for securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. We have designated most securities in the investment portfolio as "available for sale" as further defined in Note 3 to our consolidated financial statements. In 2008, we designated certain securities as "held-to-maturity" as defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders' equity. Held-to-maturity are carried on our books at amortized cost.

The market value of the available-for-sale securities at December 31, 2008 and 2007 was $30.5 million and $32.8 million, respectively. The net unrealized gain after tax on the available for sale securities was $196 thousand at December 31, 2008 as compared to $36 thousand net unrealized loss after tax at December 31, 2007. The net market value loss at December 31, 2008 is reflective of market interest rates.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31, 2008	2007	2006
	(Dollars in thousands)		
Available for Sale			
U.S. Government securities	$17,122	$21,501	$26,705
Mortgage-backed and CMO securities	8,404	8,418	11,011
State and political subdivision obligations	1,729	1,010	1,015
Corporate bonds	3,269	1,895	-
	$30,524	$32,824	$38,731
Held to Maturity			
State and political subdivision obligations	$1,471	-	-
	$1,471	$0	$0

Restricted equity securities consist primarily of Federal Reserve Bank stock, Federal Home Loan Bank of Atlanta stock and Community Bankers Bank Stock.. Increase in stock in the FHLB was due to increased borrowing from the FHLB during 2008.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits:

Average Deposits and Rates Paid

	2008		2007		2006	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)			
Noninterest-bearing deposits						
Demand deposits	$32,672	0.00%	$32,119	0.00%	$27,783	0.00%
Interest-bearing deposits						
Interest checking	9,213	0.49%	9,063	1.06%	6,666	0.51%
Savings	792	0.57%	883	1.53%	734	1.50%
Money market accounts	38,586	1.84%	44,698	4.02%	24,829	3.04%
Certificates of deposit	219,480	4.52%	131,912	5.12%	119,838	4.59%
	$300,743		$218,675		$179,850	

As of December 31, 2008, deposits were $334.3 million, a $79.2 million increase over December 31, 2007 deposits of $255.1 million. Average deposits increased 43.7% or $81.5 million compared to average deposits for the year ended December 31, 2007. Average money market accounts decreased 13.7% or $6.1 million to $38.6 million from $44.7 million for the comparable period of 2007. Average Certificates of deposit grew $87.6 million for the year to $219.5 million.

As of December 31, 2007, deposits were $255.1 million, a $60.8 million increase over December 31, 2006 deposits of $194.3 million. Average deposits increased 21.6% or $38.8 million compared to average deposits for the year ended December 31, 2006. Average money market accounts increased 80.0% or $19.9 million to $44.7 million from $24.8 million for the comparable period of 2006. Average Certificates of deposit grew $12.1 million for the year to $131.9 million.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2008:

	Maturities of Certificates of Deposit of $100,000 and Greater				
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
		(Dollars in thousands)			
At December 31, 2008	$27,635	$62,751	$27,765	$118,151	35.3%

Borrowings

At December 31, 2008 and 2007, our borrowings and the related weighted average interest rate were as follows:

	2008		2007		2006	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
			(Dollars in thousands)			
Federal funds purchased	$952	3.66%	$9,261	1.88%	$6,026	5.35%
Repurchase agreements	2,482	1.31%	2,103	3.11%	1,667	4.83%
Federal Home Loan Bank advances	49,385	3.79%	40,000	4.01%	30,000	3.94%
Subordinated debt	7,155	5.38%	7,155	6.59%	7,155	6.86%
	$59,974		$58,519		$44,848	

Federal funds purchased have been a source of funds for the bank. We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $27.7 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually. Advances from the FHLB constitute convertible advances with contractual maturities of five to ten years. All convertible advances have a call option remaining of various terms.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis at meetings of the Asset/Liability Sub-Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2008					
	1 to 90 Days	90 Days to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
			(Dollars in thousands)			
Earning Assets:						
Gross loans	$126,515	$33,015	$66,331	$88,327	$58,397	$372,585
Investment securities	2,381	932	599	2,027	26,038	31,977
Federal funds sold	9,640	-	-	-	-	9,640
Total rate sensitive assets	$138,536	$33,947	$66,930	$90,354	$84,435	$414,202
Cumulative totals	138,536	172,483	239,413	329,767	414,202	
Interest-Bearing Liabilities:						
Interest checking	$ -	$8,508	$1,001	$ -	$ -	$9,509
Money market accounts	3,000	11,236	23,217	-	-	37,453
Savings deposits	-	-	695	-	-	695
Certificates of deposit	59,222	137,128	38,240	17,535	-	252,125
Federal funds purchased	-	-	-	-	-	-
FHLB borrowing and subordinated other debt	-		12,155	20,000	25,000	57,155
Other liabilities	2,153	-	-	-	-	2,153
Total rate sensitive liabilities	$64,375	$156,872	$75,308	$37,535	$ -	$359,090
Cumulative totals	64,375	221,247	296,555	334,090	334,090	
Interest sensitivity gap	$74,161	($122,925)	($8,378)	$52,819	$84,435	
Cumulative interest sensitivity gap	74,161	(48,764)	(57,142)	(4,323)	80,112	
Cumulative interest sensitive gap as a percentage of earning assets	17.9%	-11.8%	-13.8%	-1.0%	19.3%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2008 and 2007, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 9.62% and 12.50% respectively with the minimum regulatory ratio to be well capitalized at 5.00%. Tier 1 risk based capital ratios at December 31, 2008 and 2007 were 10.62% and 12.98% respectively with the minimum regulatory ratio to be well capitalized at 6.00%. Total risk based capital to risk weighted assets at December 31, 2008 and 2007 were 12.41% and 14.44% respectively with the minimum regulatory ratio to be well capitalized at 10.00%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Tier 1 capital:			
Common stock	$11,885	$11,885	$7,184
Retained earnings	23,339	23,011	8,786
Total equity	35,224	34,896	15,970
Trust preferred debt	5,155	5,155	5,155
Total Tier 1 capital	40,379	40,051	21,125
Tier 2 capital:			
Allowance for loan losses	4,797	2,489	1,834
Subordinated debt	2,000	2,000	2,000
Total Tier 2 capital	6,797	4,489	3,834
Total risk-based capital	$47,175	$44,540	$24,959
Risk-weighted assets	$380,070	$308,511	$203,258
Capital ratios:			
Tier 1 leverage ratio	9.62%	12.50%	8.80%
Tier 1 risk based capital	10.62	12.98	10.39
Total risk based capital	12.41	14.44	12.28
Tangible equity to assets	8.16	9.92	6.21

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $27.7 million, of which there were no outstanding draws at December 31, 2008.

We have a credit line at the Federal Home Loan Bank of Atlanta in the amount of approximately $76.3 million which may be utilized for short and/or long-term borrowing. Advances from the Federal Home Loan Bank totaled $50.0 million at December 31, 2008.

At December 31, 2008, cash, federal funds sold, short-term investments, securities available for pledge or sale and available lines were 24.3% of total deposits.

ITEM 8. FINANCIAL STATEMENTS

The following 2008 Financial Statements of First Capital Bancorp, Inc. are included after the signature pages to this Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition December 31, 2008 and 2007
Consolidated Statements of Income for the Years Ended December 31, 2008 and 2007
Consolidated Statements of Stockholders' Equity and Comprehensive Income
for the Years Ended December 31, 2008 and 2007
Consolidated Statements of Cash Flows for the Years ended December 31, 2008 and 2007
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on management's assessment, management believes that as of December

31, 2007, the Company's internal control over financial reporting was effective based on criteria set forth by COSO in *Internal Control-Integrated Framework*.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Audit Committee Financial Expert. The applicable information contained in the section captioned "Proposal No. 1 – Election of Directors – Audit Committee" in the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 20, 2009 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics. The Bank has adopted (i) A Banker's Professional Code of Ethics, and (ii) a Code of Conduct and Conflict of Interest, both of which are applicable to its principal executive officer, principal financial officer and principal accounting officer or controller. The codes are filed as exhibits to this Report on Form 10-K.

The information contained under the section captioned "Proposal No. 1– Election of Directors" in the Proxy Statement is incorporated herein by reference.

Additional information concerning executive officers is included in the Proxy Statement in the section captioned "Proposal No. 1 – Election of Directors - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The information contained in the section captioned "Proposal No. 1 – Election of Directors – Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the chart in the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement..

(a) Management of First Capital Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of the First Capital Bancorp, Inc., the operation of which may at a subsequent date result in a change in control of First Capital Bancorp, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated herein by reference to the section captioned "Proposal No. 1 - Election of Directors – Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the sections captioned "2008 Audit Committee Report" and "Proposal No. 3 – Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS.

The following exhibits are filed as part of this Form 10-K

No.	Description
2.1	Agreement and Plan of Reorganization dated as of September 5, 2006, by and between First Capital Bancorp, inc. and First Capital Bank.[1]
3.1	Articles of Incorporation of First Capital Bancorp, Inc.[2]
3.2	Amended and Restated Bylaws of First Capital Bancorp, Inc.[3]
4.1	Specimen Common Stock Certificate of First Capital Bancorp, Inc. [4]
10.1	2000 Stock Option Plan (formerly First Capital Bank 2000 Stock Option Plan).[5]
10.2	Amended and Restated Employment Agreement dated December 31, 2008, between First Capital Bancorp, Inc. and Robert G. Watts, Jr.
10.3	Amended and Restated Change in Control Agreement dated September 15, 2006 between First Capital Bank and William W. Ranson.[5]
10.4	Employment Agreement dated December 31, 2008, between First Capital Bancorp, Inc. and John M. Presley.
24	Power of Attorney included on signature page
21.1	List of Subsidiaries.[4]

31.1 Certification of Robert G. Watts, Jr., Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 21, 2007

31.2 Certification of William W. Ranson, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 21, 2007

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 A Banker's Professional Code of Ethics as adopted by First Capital Bank[6]

99.2 Code of Conduct and Conflict of Interest as adopted by First Capital Bank[6]

[1] Expressly incorporated herein by reference from the Registrant's Current Report on Form 8-K12g-3 filed with the Securities and Exchange Commission on September 12, 2006. The Exhibit numbers set forth above correspond to the Exhibit numbers in the Form 8-K12g-3.

[2] Expressly incorporated herein by reference from the Registrant's report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006. The Exhibit number set forth above corresponds to the Exhibit number in the Form 10-QSB.

[3] Expressly incorporated herein by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2007. The Exhibit numbers set forth above correspond to the Exhibit numbers in the Form 8-K.

[4] Expressly incorporated herein by reference from the Registrant's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 16, 2007. The Exhibit number set forth above corresponds to the Exhibit number in the Form SB-2.

[5] Expressly incorporated herein by reference from the Registrant's Amendment No. 1 to Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on April 26, 2007. The Exhibit number set forth above corresponds to the Exhibit number in the Amendment No. 1.

[6] Expressly incorporated herein by reference from the Registrant's Report on Form 10-KSB/A filed with the Securities and Exchange Commission on June 13, 2007. The Exhibit number set forth above corresponds to the Exhibit number in the Form 10-KSB/A.

Exhibits to Form 10-K; Financial Information

A copy of any of the exhibits to this Report on Form 10-K and copies of any published annual or quarterly reports will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Senior Vice President & Chief Financial Officer, 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060.

Annual Stockholders' Meeting

The Annual Meeting of stockholders will be held at 10:00 a.m. on Wednesday, May 20, 2009 at The Place at Innsbrook, 4036-C Cox Road, Glen Allen, Virginia 23060 in Innsbrook.

Annual Stockholders' Meeting

The Annual Meeting of stockholders will be held at 10:00 a.m. on Wednesday, May 20, 2009 at The Place at Innsbrook, 4036-C Cox Road, Glen Allen, Virginia 23060 in Innsbrook.

Exhibit 31.1

I, John M. Presley, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2009

/s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

    a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any materialweaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2009

/s/ William W. Ranson
William W. Ranson
Senior Vice President
and Chief Financial Officer

Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Each of the undersigned hereby certifies that this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of First Capital Bancorp, Inc.

Date: March 31, 2009

By: /s/ John M. Presley.
John M. Presley
Managing Director and Chief Executive Officer

By: /s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and Financial Officer)

SIGNATURE

The undersigned hereby appoint William W. Ranson and John M. Presley and each of them, as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all exhibits and amendments to this 10-K, and any and all instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this 10-K, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

FIRST CAPITAL BANCORP, INC.

Date: March 31, 2009

By: /s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Date: March 31, 2009

/s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer and Director

Date: March 31, 2009

/s/ Robert G. Watts, Jr.
Robert G. Watts, Jr.
President and Director

Date: March 31, 2009

/s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and Financial Officer)

Date: March 31, 2009

/s/ P. C. Amin
P. C. Amin, Director

Date: March 31, 2009

/s/ Gerald Blake
Gerald Blake, Director

Date: March 31, 2008	/s/ Grant S. Grayson Grant S. Grayson, Director
Date: March 31, 2009	/s/ Yancey S. Jones Yancey S. Jones, Director
Date: March 31, 2008	Jay M. Weinberg, Director
Date: March 31, 2009	/s/ Joseph C. Stiles, Jr. Joseph C. Stiles, Jr., Director
Date: March 31, 2009	/s/ Richard W. Wright Richard W. Wright, Director
Date: March 31, 2009	/s/ Gerald H. Yospin Gerald H. Yospin, Director
Date: March 31, 2009	/s/ Debra L. Richardson Debra L. Richardson, Director
Date: March 31, 2009	/s/ Kamlesh N. Dave, Director Kamlesh N. Dave, Director

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended
December 31, 2008 and 2007

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	
Consolidated Statements of Financial Condition December 31, 2008 and 2007	F-3
Consolidated Statements of Income For the Years Ended December 31, 2008 and 2007	F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income For the Years Ended December 31, 2008 and 2007	F-5
Consolidated Statements of Cash Flows For the Years Ended December 31, 2008 and 2007	F-6
Notes to Consolidated Financial Statements	F-7

CHERRY
BEKAERT &
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
And Stockholders
First Capital Bancorp, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of First Capital Bancorp, Inc. and Subsidiary, as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 30, 2009

PART 1 - FINANCIAL INFORMATION

Item 1 - Financial Statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2008 and December 31, 2007

	2008	2007
ASSETS		
Cash and due from banks	5,439,863	$16,649,740
Interest-bearing deposits in other banks	274,471	129,798
Federal funds sold	9,640,000	-
Total cash and cash equivalents	15,354,334	16,779,538
Investment securities:		
Available for sale, at fair value	30,523,357	32,824,537
Held to maturity, at cost	1,453,541	-
Restricted, at cost	3,804,039	3,183,739
Loans, net of allowance for losses	367,440,018	294,234,285
Other real estate owned	2,158,179	-
Premises and equipment, net	7,214,660	2,077,820
Accrued interest receivable	1,804,805	1,807,939
Deferred tax asset	952,554	319,097
Other assets	847,709	640,013
Total assets	$431,553,196	$351,866,968
LIABILITIES		
Deposits:		
Noninterest-bearing	$34,517,982	$36,541,568
Interest-bearing	299,782,058	218,566,755
Total deposits	334,300,040	255,108,323
Accrued expenses and other liabilities	2,525,956	3,380,648
Securities sold under repurchase agreements	2,152,628	2,102,939
Federal funds purchased	-	9,261,000
Subordinated debt	7,155,000	7,155,000
Federal Home Loan Bank advances	50,000,000	40,000,000
Total liabilities	396,133,624	317,007,910
STOCKHOLDERS' EQUITY		
Common stock, $4.00 par value (authorized 5,000,000 shares; shares issued and outstanding, 2,971,171 at December 31, 2008 and December 31, 2007)	11,884,684	11,884,684
Additional paid-in capital	18,650,379	18,492,528
Retained earnings	4,688,639	4,518,278
Accumulated other comprehensive income (loss), net of tax	195,870	(36,432)
Total stockholders' equity	35,419,572	34,859,058
Total liabilities and stockholders' equity	$431,553,196	$351,866,968

See notes to consolidated financial statements.

First Capital Bancorp Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2008 and 2007

	December 31	
	2008	2007
Interest income		
Loans	$22,161,395	$18,361,582
Investments:		
Taxable interest income	1,449,766	1,543,005
Tax exempt interest income	63,525	40,715
Dividends	156,020	144,553
Federal funds sold	214,058	266,369
Total interest income	24,044,764	20,356,224
Interest expense		
Deposits	10,671,026	8,690,449
FHLB advances	1,872,417	1,213,239
Federal funds purchased	34,907	78,896
Subordinated debt and other borrowed money	417,782	580,622
Total interest expense	12,996,132	10,563,206
Net interest income	11,048,632	9,793,018
Provision for loan loss	2,924,442	675,700
Net interest income after provision for loan loss	8,124,190	9,117,318
Noninterest income		
Fees on deposits	248,012	220,811
Other	495,974	588,299
Total noninterest income	743,986	809,110
Noninterest expenses		
Salaries and employee benefits	4,269,961	3,812,216
Occupancy expense	852,070	739,600
Data processing	676,850	526,938
Professional services	269,422	172,094
Advertising and marketing	249,953	195,247
FDIC assessment	215,232	159,638
Virginia franchise tax	381,000	296,000
Depreciation	375,550	342,538
Other expenses	1,269,977	1,015,256
Total noninterest expense	8,560,015	7,259,527
Net income before provision for income taxes	308,161	2,666,901
Income tax expense	137,800	924,900
Net income	$170,361	$1,742,001
Basic income per share	$ 0.06	$ 0.72
Diluted income per share	$ 0.06	$ 0.71

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance January 1, 2007	$7,184,084	$6,010,352	$2,776,277	($311,598)	$15,659,115
Stock offering	4,691,600	13,781,575	-	-	18,473,175
Cost associated with stock offering	-	(1,396,330)	-	-	(1,396,330)
Stock options exercised	9,000	15,000			24,000
Net income	-	-	1,742,001	1,742,001	1,742,001
Other comprehensive income					
Unrealized holding gain arising during period, (net of tax, $141,752)	-	-	-	275,166	275,166
Total comprehensive income				$2,017,167	
Stock based compensation expense	-	81,931	-	-	81,931
Balance December 31, 2007	$11,884,684	$18,492,528	$4,518,278	($36,432)	$34,859,058
Net income	-	-	170,361	170,361	170,361
Other comprehensive loss					
Unrealized holding loss arising during period, (net of tax, $119,671)	-	-	-	232,302	232,302
Total comprehensive loss				$402,663	
Stock based compensation expense	-	157,851	-	-	157,851
Balance at December 31, 2008	$11,884,684	$18,650,379	$4,688,639	$195,870	$35,419,572

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 170,361	$1,742,001
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	2,924,442	675,700
Depreciation of premises and equipment	375,550	342,538
Stock based compensation expense	157,851	81,931
Deferred income taxes	(753,129)	(152,347)
Net (accretion) amortization of bond premiums/discounts	(36,135)	12,788
Gain on sale of securities	-	(29,271)
Increase in other assets	(207,695)	(156,238)
Decrease (increase) in accrued interest receivable	3,134	(382,575)
Increase (decrease) in accrued expenses and other liabilities	(854,692)	949,617
Net cash provided by operating activities	1,779,687	3,084,144
Cash flows from investing activities		
Proceeds from maturities and calls of securities	24,000,000	8,000,000
Proceeds from paydowns of securities available-for-sale	2,108,066	2,692,805
Purchase of securities available-for-sale	(23,418,769)	(7,356,245)
Purchase of securities held-to-maturity	(1,453,550)	-
Purchase of FHLB Stock	(620,300)	(493,700)
Proceeds from sale of securities available for sale	-	3,003,281
Purchase of Federal Reserve Stock	-	(300,900)
Purchases of property and equipment	(664,398)	(300,979)
Purchase of land and buildings	(4,847,992)	-
Net increase in loans	(78,288,354)	(95,158,502)
Net cash used in investing activities	(83,185,297)	(89,914,240)
Cash flows from financing activities		
Net (decrease) increase in demand, savings and money market accounts	(14,009,457)	23,382,162
Net increase in certificates of deposit	93,201,174	37,423,726
Stock offering proceeds, net of related expenses	-	17,076,845
Exercise of stock options	-	24,000
Advances from FHLB	10,000,000	20,000,000
FHLB advances called	-	(10,000,000)
Decrease (increase)in Federal funds purchased	(9,261,000)	3,235,000
Net increase in repurchase agreements	49,689	435,875
Net cash provided by financing activities	79,980,406	91,577,608
Net (decrease) increase in cash and cash equivalents	(1,425,204)	4,747,512
Cash and cash equivalents, beginning of period	16,779,538	12,032,026
Cash and cash equivalents, end of period	$ 15,354,334	$ 16,779,538
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 12,957,374	$ 10,583,123
Taxes paid during the period	$ 1,060,000	$ 1,233,533

See notes to consolidated financial statements.

Note 1 - Summary of significant accounting policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8 , 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to September 8, 2006 are references to the Bank.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. First Capital Bank created RE1, LLC, a wholly owned Virginia limited liability company in December 2008 for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC has been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process may include management obtaining independent appraisals for significant collateral properties, but the ultimate collectibility and recovery of carrying amounts are susceptible to changes in the local real estate market and other local economic conditions.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Cash equivalents - Cash equivalents include short-term highly liquid investments with maturities of three months or less at the date of purchase, including Federal funds sold.

Securities - Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires certain securities to be classified as "held to maturity", "trading" or "available-for-sale", according to management's intent and ability, at the time of purchase.

Debt securities that are purchased with the positive intent and ability to hold to maturity or call date are classified as held-to-maturity. They are carried and reported at amortized cost. The amortization of premium and accretion of discount are recognized as adjustments to interest income using the interest method.

Debt and equity securities classified as available-for-sale are those needed to meet liquidity needs, provide portfolio restructuring, or to minimize interest rate market risk. They are carried at their market value, with unrealized gains and losses excluded from income and reported net of tax effect as a separate component of stockholders' equity.

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

The Company as a matter of policy does not trade securities and therefore does not classify any of its securities as such. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method and recognized on a trade-date basis. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications of SFAS 115.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

The Company follows Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for

Impairment of a Loan." A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable.

Other real estate owned – Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of other real estate owned are included in current operations.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets - The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $249,953 and $195,247 for December 31, 2008 and 2007, respectively.

Stock Based Compensation – In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, which encouraged companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS 123 permitted companies to account for stock-based compensation based on provisions prescribed in SFAS 123, or based on the authoritative guidance in Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees.* The Bank elected to account for its stock-based compensation in accordance with APB 25, which used the intrinsic value method; however, as required by SFAS 123, the Bank disclosed the pro forma impact on the financial statements assuming the measurement provisions of SFAS 123 had been adopted.

In December 2004, the FASB issued Statement No. 123R, *Shared-Based Payment* ("SFAS 123R"). SFAS

123R is a revision of SFAS No. 123, *Accounting for Stock Based Compensation*, supersedes APB Opinion No. 25 and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123R eliminates the ability to account for share-based compensation using APB Opinion No. 25 and requires that all share-based payments to employees, including grants of employee stock options, to be recognized as compensation in the financial statements using a fair value-based method. SFAS 123R is effective for nonpublic companies as of the beginning of the first annual reporting period that begins after December 15, 2005. SFAS 123R was adopted by the Bank beginning with the year ended December 31, 2006.

SFAS 123R requires public companies to adopt the recognition requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all shared-based payments granted after that date, and based on the requirements of SFAS 123R for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

The Bank adopted SFAS 123R under the "modified prospective" method effective January 1, 2006. The Bank has begun to recognize compensation expense for options that have been issued but not yet vested as of January 1, 2006. In addition, options issued after January 1, 2006 will increase compensation expense for 2006 and afterward. In December 2005, the Board of Directors approved the acceleration of vesting of all unvested stock options outstanding prior to December 31, 2005. The Board agreed to accelerate the vesting of options in order to eliminate the recognition of compensation expense associated with the affected unvested options under SFAS No. 123R. Management determined that the acceleration of vesting did not represent a renewal or extension which increased the life of the stock options as contemplated by FIN 44, *Accounting for Certain Transactions involving Stock Compensation* and consequently did not result in a new measurement date for purposes of determining compensation expense. Options that were granted during 2007 and 2006 resulted in additional compensation expense of $81,931. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases and cancellations of existing awards after the adoption of this standard.

Comprehensive income – SFAS No. 130, *Reporting Comprehensive Income*, requires the Company to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on available-for-sale securities) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company's other comprehensive income consists of net income and net unrealized gains (losses) on securities available-for-sale, net on income taxes.

Note 2 – Restrictions of cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $930,000 for the week including December 31, 2008 and $1,053,000 for the week including December 31, 2007.

Note 3 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities are as follows:

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
	(Dollars in thousands)			
Available-for-sale				
U.S. Government agencies	$16,685,034	$437,483	$ -	$17,122,517
Mortgage-backed securities	$8,395,017	$63,429	$54,910	$8,403,536
Corporate bonds	$3,390,363	-	$121,643	$3,268,720
Tax-exempt municipal bonds	$1,755,654	$3,713	$30,783	$1,728,584
	$30,226,068	$504,625	$207,336	$30,523,357

	December 31, 2007			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
	(Dollars in thousands)			
Available-for-sale				
U.S. Government agencies	$21,455,876	$50,543	$5,590	$21,500,829
Mortgage-backed securities	8,493,006	27,725	102,396	8,418,335
Corporate bonds	1,921,847	-	26,722	1,895,125
Tax-exempt municipal bonds	1,008,492	3,495	1,739	1,010,248
	$32,879,221	$81,763	$136,447	$32,824,537

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
	(Dollars in thousands)			
Held-to-maturity				
Tax-exempt municipal bonds	$1,453,541	$17,530	-	$1,471,071
	$1,453,541	$17,530	$0	$1,471,071

The amortized cost, weighted average yield and estimated fair value of debt securities at December 31, 2008, by contractual maturity, were as follows:

	Amortized Cost	Weighted Average Tax Equivalent Yield	Fair Value
Available-for-sale			
Due in one year or less	$499,614	4.11%	$513,438
Due after one year through five years	599,381	4.24%	598,632
Due after five years through ten years	16,005,881	5.03%	16,231,065
Due after ten years	13,121,192	4.95%	13,180,222
Total	$30,226,068	4.96%	$30,523,357
Held-to-maturity			
Due after ten years	$1,453,541	7.22%	$1,471,071
Total	$1,453,541	7.22%	$1,471,071

The following table details unrealized losses and related fair values in the Company's available-for-sale investment securities portfolios. All unrealized losses on investment securities are a result of volatility in the market during 2008 and 2007. At December 31, 2008 there were 21 out of 32 mortgage-backed securities with fair values less than amortized cost. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses and the intent to hold debt securities in an unrealized loss position greater than twelve months for the foreseeable future. This information is aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and 2007:

	December 31, 2008			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ -	$ -	$ -	$ -
Mortgage-backed securities	2,543,554	51,513	401,873	3,397
Corporate bonds	3,268,720	121,643	-	-
Tax-exempt municipal bonds	1,177,665	30,783	-	-
Total	$ 6,989,939	$ 203,939	$ 401,873	$ 3,397

	December 31, 2007			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 1,497,656	$ 2,344	$ 3,996,875	$ 3,246
Mortgage-backed securities	800,420	2,623	5,292,179	99,773
Corporate bonds	1,895,125	26,722	-	-
Tax-exempt municipal bonds	459,741	1,739	-	-
Total	$ 4,652,942	$ 33,428	$ 9,289,054	$ 103,019

Gross realized gains on the sale of available for sale securities of $29,271 were realized in the fourth quarter of 2007.

Restricted equity securities consist of Federal Reserve Bank stock in the amount of $831,600 and $831,600, Federal Home Loan Bank of Atlanta stock in the amount of $2,883,100 and $2,262,800, and Community Bankers Bank stock in the amount of $62,750 and $62,750 as of December 31, 2008 and 2007. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member's total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

The remainder of restricted securities consists of investments in Limited Liability Companies that provide title insurance and investment services to the Bank's customers. Investment in these Limited Liability Companies was $26,589 as of December 31, 2008 and 2007, respectively.

Securities with a market value of approximately $14,603,000 and $18,581,700 were pledged as collateral at December 31, 2008 and 2007, respectively to secure purchases of federal funds, repurchase agreements, collateral for customer's deposits and collateral to secure public deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31,	
	2008 Amount	2007 Amount
Commercial	$51,138,208	$44,366,926
Real estate - residential	122,551,828	83,035,119
Real estate - commercial	106,796,170	86,301,455
Real estate - construction	86,515,314	79,095,777
Consumer	5,584,100	4,105,713
Total loans	$372,585,620	$296,904,990
Less:		
Allowance for loan losses	5,060,433	2,489,066
Net deferred fees	85,169	181,639
Loans, net	$367,440,018	$294,234,285

A summary of the transactions affecting the allowance for loan losses follows:

	2008	2007
Balance, beginning of year	$2,489,066	$1,833,604
Provision for loan losses	2,924,442	675,700
Recoveries	6,322	3,584
Charge-offs	(359,397)	(23,822)
Balance, end of year	$5,060,433	$2,489,066

The following is a summary of information pertaining to impaired loans:

	2008	2007
Impaired loans with related allowance	$11,230,862	$800,139
Allowance on impaired loans	$2,539,425	$718,572
Average balance of impaired loans	$939,231	$784,876
Interest income recognized and collected on impaired loans	$113,893	$73,004

No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans amounted to $4,411,475 and $50,000 at December 31, 2008 and 2007. The allowance for nonaccrual loans amounted to $560,378 and $25,000 at December 31, 2008 and 2007. If interest on these loans had been accrued such income would have approximated $33,957 and $4,014, respectively. Excluding the nonaccrual loans, there were no loans past due 90 days or more at December 31, 2008 and 2007.

Note 5 - Premises and equipment

Major classifications of these assets are summarized as follows:

	December 31,	
	2008	2007
Land	$3,455,487	$228,005
Building	2,339,944	719,434
Furniture and equipment	2,218,358	1,832,126
Leasehold improvements	846,627	711,598
	8,860,416	3,491,163
Less acculumated depreciation	1,645,756	1,413,343
Premises and equipment, net	$7,214,660	$2,077,820

Accumulated depreciation and amortization at December 31 was as follows:

	2008	2007
Building	$71,113	$41,506
Furniture and equipment	1,203,301	1,040,196
Leasehold improvements	371,342	331,641
	$1,645,756	$1,413,343

Certain Company premises and equipment are leased under various operating leases. Rental expense was $691,990 and $637,426 in 2008 and 2007, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2008 are as follows:

2009	$620,975
2010	630,362
2011	619,528
2012	436,091
2013	317,641
Thereafter	400,946
	$3,025,543

Note 6 - Deposits

Major categories of deposits at December 31, 2008 and 2007 follow:

	2008		2007	
	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing deposits				
Demand deposits	$34,517,982	0.00%	$36,541,568	0.00%
Interest-bearing deposits				
Money market and NOW accounts	47,656,697	0.96%	59,642,568	2.90%
Certificates of deposit				
Less than $100,000	133,974,025	4.24%	90,385,934	5.04%
Greater than $100,000	118,151,336	4.13%	68,538,253	5.08%
	$334,300,040		$255,108,323	

Time deposits will mature as follows:

2009	$196,350,401
2010	25,258,119
2011	12,982,151
2012	11,193,664
2013	6,341,026
	$252,125,361

The aggregate amount of deposits exceeding $100,000 was $158,054,859 and $130,187,905 at December 31, 2008 and 2007, respectively.

The Company classifies deposit overdrafts as other consumer loans which totaled $19 thousand at December 31, 2008 and $415 thousand at December 31, 2007.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31, 2008 and 2007, deposits from directors and executive officers were approximately $10.3 million and $12.4 million. All such deposits were received in the ordinary course of busin ess on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2008 consist of the following:

Advance Amount	Interest Rate	Maturity	Call Provision
$5,000,000	3.95%	4/13/2009	4/13/2009
5,000,000	3.71%	6/24/2015	6/24/2010
5,000,000	4.27%	1/27/2016	
5,000,000	4.50%	12/1/2011	
5,000,000	4.52%	3/6/2012	3/6/2009
5,000,000	4.20%	8/27/2012	2/27/2009
5,000,000	4.01%	9/28/2012	3/30/2009
5,000,000	2.95%	12/6/2017	3/6/2009
5,000,000	2.35%	2/1/2013	5/1/2009
5,000,000	2.60%	2/2/2015	2/2/2010
$50,000,000	3.71%		

Aggregate annual maturities of FHLB advances (based on final maturity dates) are as follows:

2009	$5,000,000
2011	5,000,000
2012	15,000,000
2013	5,000,000
2015	10,000,000
2016	5,000,000
2017	5,000,000
	$50,000,000

The Company has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Company's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Company's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2008	2007
Maximum outstanding during the year		
FHLB advances	$50,000,000	$46,000,000
Federal funds purchased	13,662,000	16,375,000
Repurchase agreements	3,602,550	2,696,401
Balance outstanding at end of year		
FHLB advances	50,000,000	40,000,000
Federal funds purchased	-	9,261,000
Repurchase agreements	2,152,628	2,102,939
Average amount outstanding during the year		
FHLB advances	49,385,246	28,704,110
Federal funds purchased	952,519	1,574,501
Repurchase agreements	2,481,830	1,940,445
Average interest rate during the year		
FHLB advances	3.79%	4.23%
Federal funds purchased	3.66%	5.01%
Repurchase agreements	1.31%	4.15%
Average interest rate at end of year		
FHLB advances	3.71%	4.01%
Federal funds purchased	0.00%	1.88%
Repurchase agreements	0.25%	3.11%

Note 8 – Subordinated debt

On December 15, 2005, $2.0 million of subordinated debt was issued through a pooled underwriting. The securities have a fixed rate for five years and is payable quarterly. The interest rate at December 31, 2008 was

6.33%. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 50% of Tier 1 capital.

Note 9 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust I (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5,155,000 of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2008 was 3.70%. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5,155,000 of the Company's
junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant of FASB Interpretation No. 46R, the Company does not consolidate the Trust.

Note 10 – Fair Value Disclosures

Effective January 1, 2008, the Company adopted FAS 157, Fair Value Measurement. FAS 157 clarifies the definition of fair value and describes methods available to appropriately measure fair value in accordance with generally accepted accounting principles. This statement applies whenever other accounting pronouncements require or permit fair value measurements.

The fair value hierarchy under FAS 157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (Levels 1, 2 and 3). Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and reflect the reporting entity's own evaluation about the assumptions that market participants would use in pricing the asset or liability.

SFAS 157 defines fair value as the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2008			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Available-for-sale securities				
U.S. Government agencies	$ -	$17,122,517	$ -	$17,122,517
Mortgage-backed securities	-	8,403,535	-	8,403,535
Corporate bonds	-	3,268,720	-	3,268,720
Municipal bonds	-	1,728,584	-	1,728,584
Total	$ -	$30,523,356	$ -	$30,523,356

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis as of December 31, 2008 are included in the table below.

	December 31, 2008			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)			
Other real estate owned	$ -	$2,158,179	$ -	$2,158,179
Total	$ -	$2,158,179	$ -	$2,158,179

Note 11 - Income taxes

The Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the consolidated financial statements. The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2007 and 2008, and did no accrue any interest or penalties as of December 31, 2008 or 2007. The Company did not have an accrual for uncertain tax positions as deductions taken and benefits accrued are based on widely understood administrative practices and procedures, and are based on clear and unambiguous tax law. Tax returns for all years 2005 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2008	2007
Deferred tax assets:		
Allowance for Loan Losses	$1,632,959	$747,846
Unrealized holding (gain) loss on available-for-sale securities	(101,418)	18,593
Stock based compensation	44,791	-
	1,576,332	766,439
Deferred tax liabilities:		
Depreciation	231,216	166,657
Deferred loan costs	326,015	262,295
Prepaids	34,612	14,692
Other	31,935	3,698
	623,778	447,342
Net deferred tax asset	$952,554	$319,097

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2008 and 2007 is as follows:

	2008	2007
Federal statutory rate (34%)	$104,775	$906,746
Tax-exempt interest income	(16,859)	(11,490)
Nondeductible expenses	12,436	11,554
Stock based compensation	19,389	17,345
Miscellaneous	18,059	745
Provision for income tax expense	$137,800	$924,900

Income tax attributable to income before income tax expense is summarized as follows:

	2008	2007
Current federal income tax expense	$891,135	$1,087,244
Deferred federal income tax expense	(753,335)	(162,344)
Total	$137,800	$924,900

Note 12 - Related party transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2008 amounted to approximately $13,779,840 (including a $1,250,000 loan made to a director in 2002, prior to becoming a director in 2004 and a $50,000 loan made to an officer prior to becoming an employee in 2005) of which approximately $1,792,581 represents unused lines of credit. Total loans to these persons at December 31, 2007 amounted to $11,831,018 of which $1,800,390 represented unused lines of credit. During 2008, new loans to officers and directors amounted to $5,910,692 and repayments amounted to $3,972,644. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2008 and 2007, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $185,243 and $128,450 for the years ended December 31, 2008 and 2007, respectively.

The Company also utilized services of other businesses to acquire furniture and office supplies. Several Board members are involved with the daily activity of these businesses. Total purchases for the years ended December 31, 2008 and 2007 were $178,875 and $46,118, respectively.

Note 13 - Regulatory requirements and restrictions

The Company is subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The most recent notification from the regulatory agencies categorized the Company's and the Bank's capital position as well-capitalized, under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2008						
Total capital to risk weighted assets						
Consolidated	$47,175	12.41%	$30,406	8.00%	$38,007	10.00%
First Capital Bank	$46,447	12.23%	$30,393	8.00%	$37,992	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$40,378	10.62%	$15,203	4.00%	$22,804	6.00%
First Capital Bank	$39,698	10.45%	$15,197	4.00%	$22,795	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$40,378	9.62%	$16,784	4.00%	$20,980	5.00%
First Capital Bank	$39,698	9.46%	$16,788	4.00%	$20,985	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2007						
Total capital to risk weighted assets						
Consolidated	$44,540	14.44%	$24,681	8.00%	$30,851	10.00%
First Capital Bank	$37,041	12.01%	$24,669	8.00%	$30,836	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$40,051	12.98%	$12,340	4.00%	$18,511	6.00%
First Capital Bank	$32,552	10.56%	$12,334	4.00%	$18,502	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$40,051	12.50%	$12,815	4.00%	$16,018	5.00%
First Capital Bank	$32,552	10.12%	$12,867	4.00%	$16,083	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 - Commitments and contingent liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2008	2007
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$79,300,000	$104,545,729
Unused consumer lines of credit	11,430,000	11,711,242
Standby and Performance Letters of Credit	8,393,000	8,799,300
Loan commitments	13,465,009	22,317,500
	$112,588,009	$147,373,771

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 - Concentration of credit risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Disclosures about fair value of financial instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks – The carrying amounts of cash and due from banks approximate their fair value.

Available-for-sale and held-to-maturity securities – Fair values measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity (Level 3). The carrying value of restricted Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of each entity and is therefore excluded from the following table.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2008 and 2007 are current market rates for their respective terms and associated credit risk.

Deposit liabilities – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate their fair values.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Federal Funds purchased and repurchase agreements – The carrying value of federal funds purchased and repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2008 and 2007.

The estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and cash equivalents	$ 15,354	$ 15,354	$ 16,780	$ 16,780
Investment securities	31,977	31,994	32,825	32,825
Loans receivable, net	367,440	363,485	294,234	293,028
Accrued interest	1,805	1,805	1,808	1,808
Financial liabilities				
Deposits	$ 334,300	$ 342,862	$ 255,108	$ 255,313
FHLB advances	50,000	52,404	40,000	40,122
Federal funds purchased	-		9,261	9,261
Subordinated debt	7,155	7,399	7,155	7,318
Repurchase agreements	2,153	2,153	2,103	2,103
Unrecognized financial instruments				
Standby letters of credit issued	$ -	$ -	$ -	$ -

Note 17 – Stock option plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company's authorized, but unissued common stock. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees. In December 2005, the Board of Directors approved the acceleration of vesting of all unvested stock options outstanding prior to December 31, 2005.

A summary of the status of the Company's unvested stock options as of December 31, 2008 and changes during the year then ended is presented below:

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2008	61,017	$5.06
Granted	28,500	9.78
Vested	30,175	14.04
Forfeitures	5,667	17.67
Unvested at December 31, 2008	53,675	$11.97

As of December 31, 2008, there was $218,439 of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 1.41 years.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2008	2007
Weighted-average price	$ 10.00	$10.25
Weighted-average term (in years)	5.55	6.17

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding January 1, 2007	211,875	$9.02
Granted	62,275	$14.51
Exercised	2,250	$10.67
Options outstanding December 31, 2007	271,900	$10.25
Granted	28,500	$9.78
Expired	7,125	$18.37
Options outstanding December 31, 2008	293,275	$10.00

The following table summarizes information about stock options outstanding as December 31, 2008:

	Options Outstanding and Exercisable		
Exercise Prices	Number Outstanding and Exercisable at December 31, 2008	Weighted - Average Remaining Contractual Life	Weighted - Average Exercise Price
$5.32 to $7.00	84,750	2.4 years	$6.20
$7.07 to $10.00	103,250	5.8 years	$9.37
$10.57 to $16.67	105,275	7.9 years	$13.68
	293,275		

The aggregate intrinsic value of options outstanding was approximately $32 thousand, options exercisable was approximately $32 thousand, and all options unvested and expected to vest were underwater at December 31, 2008.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,	
	2008	2007
Weighted average per share fair value of options granted during the year	$3.35	$5.06
Dividend yield	0.00%	0.00%
Expected life	6 years	6 years
Expected volatility	27.77%	24.52%
Average Risk-free interest rate	3.27%	4.53%

Note 18 – Stock Offering

On June 19, 2007, the Company closed on a public stock offering of 1,020,000 shares of common stock at $15.75 per share. The offering was underwritten by two local brokerage houses. Gross proceeds totaled $16.1 million.

On July 11, 2007, an additional 152,900 shares of common stock were issued as a result of the exercise of the over-allotment option granted to the underwriters of the Company's public offering of 1,020,000 shares of common stock at $15.75 per share. The gross proceeds to the Company from this exercise of the over-allotment option were $2.4 million.

Total costs of the offerings were $1.4 million. The Company is using the net proceeds from the offering to increase equity and for general corporate purposes, including using the net proceeds to provide additional equity to the Bank to support the growth of its operations.

Note 19 – Other employee benefit plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2008 and 2007, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $146,319 and $127,073 in 2008 and 2007, respectively.

Note 20 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	Year Ended December 31,	
	2008	2007
Net income (numerator, basic and diluted)	$170,361	$1,742,001
Weighted average number of shares outstanding (denominator)	2,971,171	2,414,323
Earnings per common share - basic	$0.06	$0.72
Effect of dilutive securities:		
Weighted average number of shares outstanding	2,971,171	2,414,323
Effect of stock options	12,669	56,375
Diluted average shares outstanding (denominator)	2,983,840	2,470,698
Earnings per common share - assuming dilution	$0.06	$0.71

Note 21 – Impact of Recently Issued Accounting Standards

SFAS No. 157, *Fair Value Measurements*, was issued in September 2006. In defining fair value, SFAS No. 157 retains the exchange price notion in earlier definitions of fair value. However, the definition of fair value under SFAS No. 157 focuses on the price that would be received to sell an asset or paid to transfer a liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value. Accordingly, SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 also establishes a fair value hierarchy that prioritizes the information used to develop assumptions used to determine the exit price. Under this standard, fair value measurements would be disclosed separately by level within the fair value hierarchy. The Company adopted SFAS No. 157

effective January 1, 2008. The adoption of SFAS No. 157 had no effect on the Company's financial condition or results of operations. For additional information on the fair value of certain financial assets and liabilities, see Note 10 to the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 creates a fair value option allowing an entity irrevocably to elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. SFAS No. 159 also requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. The Company adopted SFAS No. 159 effective January 1, 2008. There was no initial effect of adoption since the Company did not elect the fair value option for any existing asset or liability. In addition, the Company did not elect the fair value option for any financial assets originated or purchased, or for liabilities issued, through December 31, 2008.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations*, ("SFAS No. 141(R)"), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for recognition and measurement of assets, liabilities and any noncontrolling interest acquired due to a business combination. SFAS No. 141(R) expands the definitions of a business and a business combination, resulting in an increased number of transactions or other events that will qualify as business combinations. Under SFAS No. 141(R) the entity that acquires the business (the "acquirer") will record 100 percent of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. As such, an acquirer will not be permitted to recognize the allowance for loan losses of the acquiree. SFAS No. 141(R) requires the acquirer to recognize goodwill as of the acquisition date, measured as a residual. In most business combinations, goodwill will be recognized to the extent that the consideration transferred plus the fair value of any noncontrolling interests in the acquiree at the acquisition date exceeds the fair values of the identifiable net assets acquired. Under SFAS No. 141(R), acquisition-related transaction and restructuring costs will be expensed as incurred rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Accordingly, for acquisitions completed after December 31, 2008, the Company will apply the provisions of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which defines noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent. SFAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interest) to be clearly presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to any noncontrolling interest must be clearly presented on the face of the consolidated statement of income. Changes in the parent's ownership interest while the parent retains its controlling financial interest (greater than 50 percent ownership) are to be accounted for as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. Additionally, any ownership interest retained will be remeasured at fair value on the date control is lost, with any gain or loss recognized in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. Accordingly, the Company will adopt the provisions of SFAS No. 160 in the first quarter 2009. The Company does not expect the adoption of the provisions of SFAS No. 160 to have a material effect on its financial condition and results of operations.

SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*, issued in March 2008, requires enhanced disclosures about an entity's derivative and hedging activities. These enhanced disclosures will discuss (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 with earlier adoption allowed. The Company does not believe that the adoption of SFAS No. 161 will have a material effect on its financial condition or results of operations.

FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"), issued in October 2008, clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in SFAS No. 154, Accounting Changes and Error Corrections. However, the disclosure provisions in SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. As FSP FAS 157-3 clarified but did not change the application of SFAS No. 157, the adoption of FSP FAS 157-3 had no effect on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Note 22 – Condensed Financial Information – Parent Company Only

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash on deposit with subsidiary bank	$524,733	$7,433,183
Investment is subsidiary	39,894,417	32,515,697
Investment is special purpose subsidiary	155,000	155,000
Other assets	9,420	341
	$40,583,570	$40,104,221
Liabilities and Stockholder's Equity		
Trust preferred debt	$5,155,000	$5,155,000
Other liabilities	8,998	90,163
Total liabilities	5,163,998	5,245,163
Stockholders' Equity		
Common stock	11,884,684	11,884,684
Additional paid-in capital	18,650,379	18,492,528
Accumulated other comprehensive (loss)	195,870	(36,432)
Retained earnings	4,688,639	4,518,278
Total stockholders' equity	35,419,572	34,859,058
	$40,583,570	$40,104,221

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Income		
Interest income	$223,761	$123,629
Dividends	7,838	11,170
Total Income	231,599	134,799
Expenses		
Interest	258,729	373,446
Legal	-	2,625
Other expenses	225	143
Total Expenses	258,954	376,214
Net income before tax benefit	(27,355)	(241,415)
Income tax benefit	(9,150)	(81,800)
Net loss before undistributed equity in subsidiary	(18,205)	(159,615)
Undistributed equity in subsidiary	188,566	1,901,616
Net income	$170,361	$1,742,001

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net income	$170,361	$1,742,001
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed earnings of subsidiary	(188,566)	(1,901,616)
Decrease (increase) in other assets	(9,079)	50,315
Increase (decrease) in other liabilities	(81,166)	74,998
Net cash used in operations	(108,450)	(34,302)
Cash Flows from Investing Activities		
Stock offering proceeds, net of related expenses	-	17,076,845
Exercise of stock options	-	24,000
Capital contribution to subsidiary	(6,800,000)	(10,000,000)
Net cash provided by (used) in investing activities	(6,800,000)	7,100,845
Cash Flows from Financing Activities		
Proceeds for issuance of subordinated debt	-	-
Net cash provided by financing activities	-	-
Net (decrease) increase in cash	(6,908,450)	7,066,543
Cash and cash equivalents, beginning of year	7,433,183	366,640
Cash and cash equivalents, end of year	$524,733	$7,433,183

Our Mission Statement...

Where People Matter!

Our Core Values...

To Nurture our Clients,

Reward our Shareholders,

Inspire our Employees and

Embrace our Community.

At First Capital Bank, whether you're a customer, shareholder or employee, we accomplish this through our dedication to One Simple Principle...

People Matter!

First Capital Bank

Banking for the busy.

Locations

WestMark Office
11001 West Broad Street
Glen Allen, Virginia 23060
804-273-9300
Fax: 804-273-9527

Ashland Office
409 South Washington Highway
Ashland, Virginia 23005
804-752-0090
Fax: 804-752-0093

Bon Air Office
2810 Buford Road
Richmond, Virginia 23235
804-267-1492
Fax: 804-560-1634

Chesterfield Towne Center Office
1580 Koger Center Boulevard
Richmond, Virginia 23235
804-378-5661
Fax: 804-897-1686

Staples Mill Road Office
1776 Staples Mill Road
Richmond, Virginia 23230
804-358-5734
Fax: 804-358-0845

Three Chopt Office
7100 Three Chopt Road
Richmond, Virginia 23226
804-281-4182
Fax: 804-288-4068

James Center Office
8th and Cary Streets
Richmond, Virginia 23219
804-644-2340
Fax: 804-649-4061

Corporate Offices
4222 Cox Road
Suite 200
Glen Allen, Virginia 23060
804-273-1160
Fax: 804-527-0195

E-mail Address
Firstcapital@1capitalbank.com

Web Site
www.1capitalbank.com